FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of March 2, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No X
                                  ---        ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004.

                                  TENARIS S.A.







                                  CONSOLIDATED
                              FINANCIAL STATEMENTS




              For the years ended December 31, 2006, 2005 and 2004














46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A.   Consolidated financial statements for the years ended December
31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENTS

(all  amounts in  thousands  of U.S.  dollars,  unless
otherwise stated)                                                            Year ended December 31,
                                                                  ----------------------------------------------
                                                         Notes        2006           2005            2004
                                                                  ----------------------------------------------
Continuing operations
Net sales                                                  1          7,727,745       6,209,791       3,718,193
Cost of sales                                              2         (3,884,226)     (3,429,365)     (2,378,474)
                                                                  ----------------------------------------------
Gross profit                                                          3,843,519       2,780,426       1,339,719
Selling, general and administrative expenses               3         (1,054,806)       (832,315)       (661,226)
Other operating income                                   5 (i)           13,077          12,396         152,591
Other operating expenses                                 5 (ii)          (9,304)        (14,595)        (25,426)
                                                                  ----------------------------------------------
Operating income                                                      2,792,486       1,945,912         805,658
Interest income                                            6             60,798          23,815          14,236
Interest expense                                           6            (92,576)        (52,629)        (46,161)
Other financial results                                    6             26,826         (79,772)         38,304
                                                                  ----------------------------------------------
Income before equity in earnings of associated
companies and income tax                                              2,787,534       1,837,326         812,037
Equity in earnings of associated companies                 7             94,667         117,377         206,141
                                                                  ----------------------------------------------
Income before income tax                                              2,882,201       1,954,703       1,018,178
Income tax                                                 8           (869,977)       (567,368)       (217,226)
                                                                  ----------------------------------------------
Income for continuing operations                                      2,012,224       1,387,335         800,952

Discontinued operations (see Note 30)
Income (loss) for discontinued operations                                47,180              (3)          4,029
                                                                  ----------------------------------------------

Income for the Year                                                   2,059,404       1,387,332         804,981
                                                                  ----------------------------------------------

Attributable to (1):
Equity holders of the Company                                         1,945,314       1,277,547         784,703
Minority interest                                                       114,090         109,785          20,278
                                                                  ----------------------------------------------
                                                                      2,059,404       1,387,332         804,981
                                                                  ----------------------------------------------


Earnings per share  attributable to the equity holders
of the Company during year
Weighted average number of ordinary shares (thousands)     9          1,180,537       1,180,537       1,180,507

Earnings per share (U.S. dollars per share)                9               1.65            1.08            0.66

Earnings per ADS (U.S. dollars per ADS)                    9               3.30            2.16            1.33

(1) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards ("IFRS") in effect. For years beginning on or after January 1, 2005, International Accounting Standards ("IAS") 1 (revised) requires that income for the year as shown on the income statement to not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company.

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)                                At December 31, 2006    At December 31, 2005
                                                                         -----------------------  ----------------------
                                      Notes
ASSETS
Non-current assets
  Property, plant and equipment, net                               10     2,939,241                2,230,038
  Intangible assets, net                                           11     2,844,498                  159,099
  Investments in associated companies                              12       422,958                  257,234
  Other investments                                                13        26,834                   25,647
  Deferred tax assets                                              21       291,641                  194,874
  Receivables                                                      14        41,238   6,566,410       65,852  2,932,744
                                                                         -----------              -----------

Current assets
  Inventories                                                      15     2,372,308                1,376,113
  Receivables and prepayments                                      16       272,632                  143,282
  Current tax assets                                               17       202,718                  102,455
  Trade receivables                                                18     1,625,241                1,324,171
  Other investments                                                19       183,604                  119,907
  Cash and cash equivalents                                        19     1,372,329   6,028,832      707,356  3,773,284
                                                                         -----------------------  ----------------------

Total assets                                                                         12,595,242               6,706,028
                                                                                    ------------             -----------

EQUITY
Capital  and  reserves  attributable  to  the  Company's  equity holders
  Share capital                                                           1,180,537                1,180,537
  Legal reserves                                                            118,054                  118,054
  Share premium                                                             609,733                  609,733
  Currency translation adjustments                                            3,954                  (59,743)
  Other reserves                                                             28,757                    2,718
  Retained earnings                                                       3,397,584   5,338,619    1,656,503  3,507,802
                                                                         -----------              -----------

Minority interest                                                                       363,011                 268,071
                                                                                    ------------             -----------
Total equity                                                                          5,701,630               3,775,873
                                                                                    ------------             -----------

LIABILITIES
Non-current liabilities
  Borrowings                                                       20     2,857,046                  678,112
  Deferred tax liabilities                                         21       991,945                  353,395
  Other liabilities                                               22(i)     186,724                  154,378
  Provisions                                                     23(ii)      92,027                   43,964
  Trade payables                                                                366   4,128,108        1,205  1,231,054
                                                                         -----------              -----------

Current liabilities
  Borrowings                                                       20       794,197                  332,180
  Current tax liabilities                                                   565,985                  452,534
  Other liabilities                                              22(ii)     187,701                  138,875
  Provisions                                                     24(ii)      26,645                   36,945
  Customer advances                                                         352,717                  113,243
  Trade payables                                                            838,259   2,765,504      625,324  1,699,101
                                                                         -----------------------  ----------------------

Total liabilities                                                                     6,893,612               2,930,155
                                                                                    ------------             -----------

Total equity and liabilities                                                         12,595,242               6,706,028
                                                                                    ------------             -----------

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.   Consolidated financial statements for the years ended December
31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

                                                 Attributable to equity holders of the Company

                                                                       Currency            Retained
                                             Share    Legal    Share   translation Other    Earnings Minority
                                             Capital  Reserves Premium adjustment  Reserves    (*)    Interest  Total
                                           -----------------------------------------------------------------------------

Balance at January 1, 2006                 1,180,537  118,054 609,733     (59,743)   2,718 1,656,503  268,071 3,775,873
                                           -----------------------------------------------------------------------------

Currency translation differences                   -        -       -      63,697        -         -   15,225    78,922
Change in equity reserves (See section III
 C and Note 28 (c))                                -        -       -           -   26,039         -        -    26,039
Acquisition of minority interest                   -        -       -           -        -         -  (11,181)  (11,181)
Dividends paid in cash                             -        -       -           -        -  (204,233) (23,194) (227,427)
Income for the period                              -        -       -           -        - 1,945,314  114,090 2,059,404

                                           -----------------------------------------------------------------------------
Balance at December 31, 2006               1,180,537  118,054 609,733       3,954   28,757 3,397,584  363,011 5,701,630
                                           -----------------------------------------------------------------------------


(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTD.)

(all amounts in thousands of U.S. dollars)

                                          Attributable to equity holders of the Company
                             ------------------------------------------------------------------------
                                                            Other      Currency
                               Share    Legal    Share   Distributable translation Other   Retained  Minority
                               Capital  Reserves Premium    Reserve    adjustment  Reserves Earnings  Interest  Total
                             -------------------------------------------------------------------------------------------

Balance at January 1, 2005   1,180,537  118,054 609,733            82     (30,020)       -   617,538  165,271 2,661,195
Effect of adopting IFRS 3
 (see Note 1)                        -        -       -             -           -        -   110,775        -   110,775
                             -------------------------------------------------------------------------------------------

Adjusted balance at January
 1, 2005                     1,180,537  118,054 609,733            82     (30,020)       -   728,313  165,271 2,771,970
Currency translation
 differences                         -        -       -             -     (29,723)       -         -    7,180   (22,543)
Increase in equity reserves
 in Ternium                          -        -       -             -           -    2,718         -        -     2,718
Acquisition of minority
 interest                            -        -       -             -           -        -         -      153       153
Dividends paid in cash               -        -       -           (82)          -        -  (349,357) (14,318) (363,757)
Income for the period                -        -       -             -           -        - 1,277,547  109,785 1,387,332

                             -------------------------------------------------------------------------------------------
Balance at December 31, 2005 1,180,537  118,054 609,733             -     (59,743)   2,718 1,656,503  268,071 3,775,873
                             -------------------------------------------------------------------------------------------

                                          Attributable to equity holders of the Company
                             ------------------------------------------------------------------------
                                                            Other      Currency
                               Share    Legal    Share   Distributable translation Other   Retained  Minority
                               Capital  Reserves Premium    Reserve    adjustment  Reserves Earnings  Interest  Total
                             -------------------------------------------------------------------------------------------

Balance at January 1, 2004   1,180,288  118,029 609,269        96,555     (34,194)       -  (128,667) 119,984 1,961,264
Currency translation
 differences                         -        -       -             -       4,174        -         -    9,478    13,652
Capital increase and
 acquisition of minority
 interest                          249       25     464            82           -        -         -   20,457    21,277
Dividends paid in cash               -        -       -       (96,555)          -        -   (38,498)  (4,926) (139,979)
Income for the period                -        -       -             -           -        -   784,703   20,278   804,981

                             -------------------------------------------------------------------------------------------
Balance at December 31, 2004 1,180,537  118,054 609,733            82     (30,020)       -   617,538  165,271 2,661,195
                             -------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.   Consolidated financial statements for the years ended December
31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENTS
--------------------------------------------------------------------------------


                                                                                  Year ended December 31,
                                                                        --------------------------------------------
(all amounts in thousands of U.S. dollars)                    Note           2006           2005          2004
                                                                        --------------------------------------------

Cash flows from operating activities
Income for the year                                                          2,059,404      1,387,332       804,981
Adjustments for:
Depreciation and amortization                                10 & 11           255,004        214,227       208,119
Income tax accruals less payments                            29 (ii)            56,836        149,487        44,659
Equity in earnings of associated companies                                     (94,667)      (117,377)     (206,037)
Interest accruals less payments, net                        29 (iii)            21,909          1,919        16,973
Income from disposal of investment and others                                  (46,481)             -        11,705
Changes in provisions                                                            8,894          6,497        11,455
Proceeds from Fintecna arbitration award net of BHP
settlement                                                                           -         66,594     (126,126)
Changes in working capital (1)                               29 (i)           (469,517)      (433,939)     (621,187)
Other, including currency translation adjustment                                19,474         20,583      (46,254)
                                                                        --------------------------------------------
Net cash provided by operating activities                                    1,810,856      1,295,323        98,288
                                                                        --------------------------------------------

Cash flows from investing activities
Capital expenditures                                         10 & 11          (441,472)      (284,474)     (183,312)
Acquisitions of subsidiaries                                   28           (2,387,249)       (48,292)      (97,595)
Proceeds from disposal of subsidiary                                            52,995              -             -
Convertible loan to associated companies                                             -        (40,358)            -
Proceeds from disposal of property, plant and equipment
and intangible assets                                                           15,347          9,995        12,054
Dividends and distributions received from associated
companies                                                      12                    -         59,127        48,598
Changes in restricted bank deposits                                              2,027         11,452       (13,500)
Reimbursement from trust funds                                                       -       (119,907)            -
Changes in investments in short terms securities                               (63,697)       119,666        20,359
                                                                        --------------------------------------------
Net cash used in  investing activities                                      (2,822,049)      (292,791)     (213,396)
                                                                        --------------------------------------------

Cash flows from financing activities
Dividends paid                                                                (204,233)      (349,439)     (135,053)
Dividends paid to minority interest in subsidiaries                            (23,194)       (14,318)          (31)
Proceeds from borrowings                                                     3,033,230      1,222,861       632,095
Repayments of borrowings                                                    (1,105,098)    (1,463,233)     (326,453)
                                                                        --------------------------------------------
Net cash provided by (used) in  financing activities                         1,700,705       (604,129)      170,558
                                                                        --------------------------------------------
Increase in cash and cash equivalents                                          689,512        398,403        55,450

Movement  in cash and cash equivalents
At the beginning of the period                                                 680,591        293,824       238,030
Effect of exchange rate changes                                                 (5,095)       (11,636)          344
Increase in cash and cash equivalents                                          689,512        398,403        55,450
                                                                        --------------------------------------------
At December 31, 2006                                         29 (iv)         1,365,008        680,591       293,824
                                                                        --------------------------------------------

(1) In 2004, includes $55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim

The accompanying notes are an integral part of these consolidated financial statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


  I.    GENERAL INFORMATION                               V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                                          1  Segment information
  II.   ACCOUNTING POLICIES ("AP")                        2    Cost of sales
   A    Basis of presentation                             3    Selling, general and administrative expenses
                                                               Labor costs (included in Cost of sales and Selling,
   B    Group accounting                                  4    general and administrative expenses)
   C    Segment information                               5    Other operating items
   D    Foreign currency translation                      6    Financial results
   E    Property, plant and equipment                     7    Equity in earnings of associated companies
   F    Intangible assets                                 8    Income tax
   G    Impairment of non financial assets                9    Earnings and dividends per share
   H    Other investments                                 10   Property, plant and equipment, net
   I    Inventories                                       11   Intangible assets, net
   J    Trade receivables                                 12   Investments in associated companies
   K    Cash and cash equivalents                         13   Other investments non current
   L    Shareholders' Equity                              14   Receivables non current
   M    Borrowings                                        15   Inventories
   N    Income taxes - Current and Deferred               16   Receivables and prepayments
   O    Employee - related liabilities                    17   Current tax assets
   P    Employees' statutory profit sharing               18   Trade receivables
   Q    Provisions and other liabilities                  19   Cash and cash equivalents, and Other investments
   R    Revenue recognition                               20   Borrowings
   S    Cost of sales and sales expenses                  21   Deferred income tax
   T    Earnings per share                                22   Other liabilities
   U    Derivative financial instruments                  23   Non-current allowances and provisions
                                                          24   Current allowances and provisions
 III.   FINANCIAL RISK MANAGEMENT                         25   Derivative financial instruments
                                                               Contingencies, commitments and restrictions on the
                                                          26   distribution of profits
  IV.   IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS           27   Ordinary shares and share premium
                                                          28   Business and other acquisitions
                                                          29   Cash flow disclosures
                                                          30   Discontinued operations
                                                          31   Related party transactions
                                                          32   Principal subsidiaries


I. GENERAL INFORMATION

Tenaris S.A. (the "Company"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company's subsidiaries is included in Note 32.

Tenaris shares are listed on the New York, Buenos Aires, Milan, and Mexico City Stock Exchanges.

These consolidated financial statements were approved for issue by the Company's Board of Directors on February 28, 2007.

II. ACCOUNTING POLICIES

A   Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in thousands of U.S. dollars ("$").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B   Group accounting

(1)      Subsidiary companies

Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity's financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the consolidated income statement under Financial results.


See Note 32 for the list of the consolidated subsidiaries.

B    Group accounting (Cont'd.)

(2)     Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris' interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company's pro-rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company's pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company's investment in Ternium S.A. ("Ternium") has been accounted for under the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2006, Tenaris held 11.46% of Ternium's common stock. The Company's investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium's earnings and other shareholders' equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris' proportional ownership of Ternium's shareholders' equity at the transaction date. As a result of this treatment, Tenaris's investment in Ternium will not reflect its proportional ownership of Ternium's net equity position. Ternium carried out an initial public offering of its shares on February 1, 2006, listing its shares on the New York Stock Exchange.

See Note 12 for a list of principal associated companies.

C    Segment information

Until September 30, 2006 Tenaris reported under four business segments:
Seamless, Welded and Other Metallic Products, Energy and Other. The acquisition of Maverick Tube Corporation and its subsidiaries ("Maverick") on October 5, 2006, and the sale of a significant ownership in Dalmine Energie on December 1, 2006 led to a reassessment in the definition of operating segments previously used by Tenaris. Together with the reassessment, Tenaris early adopted IFRS 8 "Operating Segments" as from the year ended December 31, 2006.

As from these Financial Statements, Tenaris changed its segment reporting into three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist in the production and selling of both seamless and welded steel tubular products mainly for energy and industrial applications.

The Projects segment includes the operations that consist in the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes the operations that consist in the production and selling of sucker rods, hot briquetted iron, steel electrical conduit and other metallic products.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Comparative amounts have been re-presented to conform to new disclosure.

C        Segment information (Cont'd.)

Tenaris groups its geographical information in five areas: South America, Europe, North America, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are attributable to geographical areas based on the customer's location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D        Foreign Currency Translation

(1)      Functional currency

IAS 21(revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional currency of Tenaris S.A. is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations. Generally, the functional currency of Tenaris's subsidiaries is the respective local currency. Tenaris Argentine operations, however, which consist of Siderca S.A.I.C. ("Siderca") and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

     o Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;

     o Prices of critical raw materials and inputs are priced and settled in U.S. dollars;

     o The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; o Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Company's distributing subsidiaries and intermediate holding subsidiaries also use the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2) Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Financial results in the income statement.

E    Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

E        Property, plant and equipment (Cont'd.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, Borrowing Costs. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

        Buildings and improvements                            30-50 years
        Plant and production equipment                        10-20 years
        Vehicles,   furniture   and   fixtures,   and  other
        equipment                                              4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the income statement.

Management's reestimation of assets useful lives, performed in accordance with IAS 16, did not materially affect depreciation expenses for 2006.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the income statement.

F        Intangible assets

(1)      Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Tenaris' share of net assets acquired as part of business combinations. In accordance with IFRS 3, beginning January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. In the event of impairment, impairment losses on goodwill are not reversed. No impairment losses related to goodwill were recorded by Tenaris during the three years covered by these financial statements. Goodwill is included in `Intangible assets, net' on the balance sheet.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 requires negative goodwill to be recognized immediately as a gain in the income statement.

F        Intangible assets (Cont'd.)

(1)      Goodwill (Cont'd.)

During 2004 International Financial Reporting Standard (IFRS) 3, "Business Combinations" was issued, which was applied by Tenaris for all business combinations that occurred after March 31, 2004.

As per this standard, prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, Tenaris ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. For years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the year ended December 31, 2004 amounted to $9.4 million.

Upon the adoption of IFRS 3, which must be adopted together with the revised IAS 38, Intangible Assets, and IAS 36, Impairment of Assets, previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the opening balance of the Company's equity at January 1, 2005. Amortization of negative goodwill in income amounted to $9.0 million in the year ended December 31, 2004.

 (2)     Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the income statement.

 (3)     Licenses, patent and trademarks

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 3 years. o (4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as cost of sales in the income statement as incurred. Research and development expenditures included in cost of sales for the years 2006, 2005 and 2004 totaled $46.9 million , $34.7 million and $26.3 million, respectively.

 (5) Customer relationships intangible asset acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick, as further disclosed in Note 28.

Customer relationships are amortized over a useful average life of approximately 14 years.

G       Impairment of non financial assets

In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), long-lived assets, including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Intangible assets with indefinite life, including goodwill, are subject to at least an annual impairment test for possible impairment whereas, the remaining long lived assets are tested whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable.

To carry out these tests, assets are grouped into cash generating units (CGUs). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at discount rates that reflects specific country and currency risks.

H        Other Investments

Other investments consist primarily of investments in financial debt instruments.

All of Tenaris investments are classified as financial assets "at fair value through profit or loss". As explained in section IV, Tenaris applied the transition provisions of IAS 39 and designated as "financial assets carried at fair value through profit or loss" the investments that were previously recognized as "available-for-sale".

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the income statement.

Income from financial investments is recognized in Financial results in the income statement. Interest receivable on investments in debt securities is calculated using the effective interest method.

The fair values of quoted investments are based on current mid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates fair value by using standard valuation techniques.

I        Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out "FIFO" method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories item by item or by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established for based on management's analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J        Trade receivables

Trade receivables are recognized initially at fair value, generally original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client's difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K        Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

L        Shareholders' Equity

(1)      Basis of presentation

The consolidated statement of changes in equity includes:

     o The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

     o The currency translation adjustments, retained earnings, minority interest and other reserves calculated in accordance with IFRS;

(2)       Share Capital

Ordinary shares are classified as equity.

(3)       Dividends Paid by Tenaris to Shareholders

Dividends payable are recorded in Tenaris' financial statements in the year in which they are approved by the Company's shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 26.

M        Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost.

N        Income Taxes - Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a "1929 Holding Billionaire Company". Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including Tenaris- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

N        Income Taxes - Current and Deferred (Cont.)

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.

O        Employee-related liabilities

(a)      Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris' Italian and Mexican subsidiaries.

(b)      Defined benefit pension obligations

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Benefits provided under one of Tenaris's plans are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris' other assets. As a result, this plan is considered to be "unfunded" under IFRS definitions.

In its newly acquired Canadian subsidiary (Prudential Steel Ltd.) Tenaris sponsors funded and unfunded non-contributory defined benefit pension plans that cover substantially all of the employees of its company. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary. In addition Tenaris provides an unfunded non-contributory post-employment benefits plan to retirees from salaried employment.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as "funded" under IFRS definitions.

All of Tenaris' plans recognize actuarial gains and losses over the average remaining service lives of employees.

 (c)     Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

P        Employee statutory profit sharing

Under Mexican law, the Company's Mexican subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q        Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris' potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris' litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R        Revenue recognition

Tenaris' products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a storage facility located at one of the Company's subsidiaries.

Other revenues earned by Tenaris are recognized on the following bases:

     o    Interest income: on the effective yield basis.

     o Dividend income from investments in other companies: when Tenaris' right to collect is established.

S        Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

T     Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

U     Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the Section III, "Financial Risk Management".

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris' operations and customer base expose the company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris' financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors

(i)      Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. The purpose of Tenaris' foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

Tenaris aims to neutralize the potential negative impact of currency fluctuations in the value of other currencies with respect to the dollar. Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in accordance with IFRS may not reflect management's assessment of its foreign exchange risk hedging program.

(ii)     Interest rate risk management

Tenaris' financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Tenaris have entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

 (iii)   Concentration of credit risk

No single customer comprised more than 10% of our net sales in 2006.

Tenaris' credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. Tenaris has established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions.

(iv)     Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. Tenaris also has committed credit facilities and has access to the market for adequately backup its short-term working capital needs.

B. Fair value estimation

For purposes of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value was considered.

Most borrowings are comprised of variable rate debt or fixed rate debt that in general terms are comparable to market rate. As a result, the fair value of Tenaris' borrowings approximates its current amounts and is not disclosed separately.

C. ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the income for the year.

Beginning January 1, 2006, Tenaris has adopted hedge accounting treatment, as established by IAS 39, for certain qualifying derivative financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, <180>Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2006, the effective portion of designated cash flow hedges amounts to $2.1 million and is included in Other Reserves in equity.

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Standards early adopted by Tenaris

IFRS 8 "Operating Segments" replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

Interpretations and amendments to published standards effective in 2006

(a) IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

     On December 16, 2004, the International Accounting Standards Board ("IASB") issued International Accounting Standard No. 19, "Employee Benefits:
     Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)" ("IAS 19"). IAS 19 gives entities the option to recognize actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. As Tenaris does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, this amendment did not impact in the Company Financial Statements.

(b) IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations

     In December 2005, the IASB issued an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations. The amendment clarifies the requirements of IAS 21 regarding an entity's investment in foreign operations. As per the amendment, the entity that has a monetary item that is, in substance, a part of the entity's net investment in that foreign operation may be any subsidiary of the group. Exchange differences on such monetary items are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity. The application of this amendment from January 1, 2006 did not have a material impact in the Company's financial statements.

Management assessed the relevance of other new standards, amendments or interpretations and concluded that they are not relevant to Tenaris.

Interpretations and amendments to published standards that are not yet effective and have not been early adopted

(a) IFRS 7, Financial Instruments: Disclosure, and a complementary amendment to IAS 1, presentation of financial statements - Capital disclosure

     IFRS 7 introduces new disclosures about financial instruments such as qualitative and quantitative information about exposures to risks arising from financial instruments. Tenaris will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning on January 1, 2007.

(b)  IFRIC 9, Reassessment of Embedded Derivatives

     IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a significant change in the terms of the contract.

(c)  IFRIC 10, Interim Financial Reporting and Impairment

     Under this interpretation, no reversal to an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost is allowed.

     Tenaris will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the Company's financial statements.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amount are shown in thousands of U.S. dollars, unless otherwise stated)

1        Segment information

Reportable operating segments

                                          ------------------------------------------------------------------------------
(all amounts in thousands of U.S.                                                             Total          Total
dollars)                                                                                   Continuing    Discontinued
                                             Tubes     Projects     Other    Unallocated   operations   operations (*)
                                          ------------------------------------------------------------------------------
Year ended December 31, 2006
Net sales                                   6,824,338     453,536    449,871            -     7,727,745         503,051
Cost of sales                              (3,231,568)   (326,402)  (326,256)           -   (3,884,226)       (486,312)
                                          ------------------------------------------------------------------------------
Gross profit                                3,592,770     127,134    123,615            -     3,843,519          16,739
Selling,   general   and   administrative
expenses                                     (923,328)    (71,546)   (59,932)                (1,054,806)         (8,025)
Other operating income (expenses), net          1,022         749      2,002            -         3,773           2,469
                                          ------------------------------------------------------------------------------
Operating income                            2,670,464      56,337     65,685            -     2,792,486          11,183

Segment assets                             10,807,344     803,060    561,879      422,959    12,595,242               -
Segment liabilities                         6,242,969     448,493    202,150            -     6,893,612               -

Capital expenditures                          408,965      23,979      7,507            -       440,451           1,021
Acquisition of property, plant and
equipment and intangible assets due to
business combination                        3,178,735           -          -            -     3,178,735
Depreciation  and amortization                220,368      19,345     13,394            -       253,107           1,897


Year ended December 31, 2005
Net sales                                   5,123,975     789,989    295,827            -     6,209,791         526,406
Cost of sales                              (2,720,719)   (520,404)  (188,242)            -   (3,429,365)       (513,393)
                                          ------------------------------------------------------------------------------
Gross profit                                2,403,256     269,585    107,585            -     2,780,426          13,013
Selling,   general   and   administrative
expenses                                     (699,817)    (88,422)   (44,076)            -     (832,315)        (10,259)
Other operating income (expenses), net         (1,908)     (1,587)      1,296            -       (2,199)           (220)
                                          ------------------------------------------------------------------------------
Operating income                            1,701,531     179,576     64,805            -     1,945,912           2,534

Segment assets                              5,404,745     540,187    356,843      257,234     6,559,009         147,019
Segment liabilities                         2,414,899     212,917    178,049            -     2,805,865         124,290

Capital expenditures                          252,974      25,101      5,020            -       283,095           1,379
Acquisition of property, plant and
equipment and intangible assets due to
business combination                           67,980           -          -            -        67,980               -
Depreciation and amortization                 182,478      15,545     13,690            -       211,713           2,514


Year ended December 31, 2004
Net sales                                   3,273,267     280,082    164,844            -     3,718,193         417,870
Cost of sales                              (2,075,151)   (184,767)  (118,556)           -    (2,378,474)       (398,462)
                                          ------------------------------------------------------------------------------
Gross profit                                1,198,116      95,315     46,288            -     1,339,719          19,408
Selling,   general   and   administrative
expenses                                     (571,871)    (58,317)   (31,038)           -      (661,226)        (11,223)
Other operating income (expenses), net        124,764          (2)     2,403            -       127,165            (325)
                                          ------------------------------------------------------------------------------
Operating income                              751,009      36,996     17,653            -       805,658           7,860

Segment assets                              4,626,329     508,841    305,821       99,451     5,540,442         121,846
Segment liabilities                         2,435,933     309,470    133,644            -     2,879,047         122,046

Capital expenditures                          149,326      23,276      9,272            -       181,874           1,438
Acquisition of property, plant and
equipment and intangible assets due to
business combination                          191,097           -          -            -       191,097               -
Depreciation and amortization                 185,118      12,082      7,365            -       204,565           3,554

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to tubes units for $88,118, $41,163 and $36,765 in 2006, 2005 and 2004, respectively.

1        Segment information (Cont'd.)

Geographical information

                              --------------------------------------------------------------------------------------------
(all amounts in thousands of                                                                                    Total
U.S. dollars)                                                    Middle     Far                      Total     Discontinued
                                North      South                 East &     East &                 Continuing   operations
                               America    America     Europe     Africa   Oceania  Unallocated     operations      (*)
                              --------------------------------------------------------------------------------------------
Year ended December 31, 2006
Net sales                      2,182,936  1,520,210  1,398,458  1,957,707 668,434             -    7,727,745      503,051
Total assets                   6,334,226  2,780,977  2,045,856    623,572 387,652       422,959   12,595,242            -
Trade receivables                425,734    189,779    392,060    519,022  98,646             -    1,625,241            -
Property. plant and
equipment, net                 1,209,277    864,425    787,058      2,813  75,668             -    2,939,241            -
Capital expenditures             121,976    145,956    137,608        367  34,544             -      440,451        1,021
Acquisition of property,
plant and equipment and
intangible assets due to
business combination           3,096,445     73,426      8,864          -       -             -    3,178,735            -
Depreciation and amortization     98,967     90,224     57,037        780   6,099             -      253,107        1,897

Year ended December 31, 2005
Net sales                      1,708,126  1,823,735  1,043,801    959,020 675,109             -    6,209,791      526,406
Total assets                   2,213,075  2,089,419  1,355,615    289,363 354,303       257,234    6,559,009      147,019
Trade receivables                310,153    358,859    147,983    255,379 134,402             -    1,206,776      117,395
Property. plant and
equipment, net                   787,937    740,391    643,656      3,583  49,235             -    2,224,802        5,236
Capital expenditures              64,274    109,180    103,286      1,498   4,857             -      283,095        1,379
Acquisition of property,
plant and equipment and
intangible assets due to
business combination                   -          -     67,980          -       -             -       67,980            -
Depreciation and amortization     49,038     87,430     68,608        404   6,233             -      211,713        2,514

Year ended December 31, 2004
Net sales                      1,140,326    824,800    818,925    524,874 409,268             -    3,718,193      417,870
Total assets                   1,596,464  1,771,318  1,686,529    109,266 277,414        99,451    5,540,442      121,846
Trade receivables                295,896    143,731    254,642     81,369  69,307             -      844,945       91,986
Property. plant and
equipment, net                   737,507    728,468    629,759      4,645  58,042             -    2,158,421        6,180
Capital expenditures              64,845     83,003     28,256      2,257   3,513             -      181,874        1,438
Acquisition of property,
plant and equipment and
intangible assets due to
business combination                   -    121,145     69,952          -       -             -      191,097            -
Depreciation and amortization     41,986     89,934     64,878         35   7,732             -      204,565        3,554

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg).The South American segment comprises principally Argentina, Brazil and Venezuela. The European segment comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom,. The
North American segment comprises Canada, Mexico and USA. The Middle East and
Africa segment comprises principally Egypt, Nigeria, Saudi Arabia and United
Arab Emirates. The Far East and Oceania segment comprises principally China,
Indonesia, Japan and South Korea.

(*) Corresponds to Dalmine Energie operations.


2        Cost of sales

                                                                                   Year ended December 31,
                                                                      --------------------------------------------------
(all amounts in thousands of U.S. dollars)                                 2006             2005             2004
                                                                      --------------------------------------------------

Inventories at the beginning of the year                                    1,376,113         1,269,470         831,879

Plus: Charges of the year
Raw materials, energy, consumables and other                                3,514,396         2,954,580       2,244,073
Increase in inventory due to business combinations                            592,341             5,500          25,278
Services and fees                                                             384,223           324,799         259,025
Labor cost                                                                    512,854           420,714         369,681
Depreciation of property, plant and equipment                                 187,564           182,696         174,880
Amortization of intangible assets                                               2,738             5,025          12,748
Maintenance expenses                                                          120,664            99,171          82,323
Provisions for contingencies                                                      (87)              200             994
Allowance for obsolescence                                                     (8,006)           20,303          23,167
Taxes                                                                           4,568             3,170           3,088
Other                                                                          55,478            33,243          19,270
                                                                      --------------------------------------------------
                                                                            5,366,733         4,049,401       3,214,527
Less: Inventories at the end of the year                                   (2,372,308)       (1,376,113)     (1,269,470)
                                                                      --------------------------------------------------
                                                                            4,370,538         3,942,758       2,776,936
                                                                      --------------------------------------------------
From Discontinued operations                                                 (486,312)         (513,393)       (398,462)
                                                                      --------------------------------------------------
                                                                            3,884,226         3,429,365       2,378,474
                                                                      --------------------------------------------------

3        Selling, general and administrative expense

                                                                                   Year ended December 31,
(all amounts in thousands of U.S. dollars)                                 2006             2005             2004
                                                                      --------------------------------------------------

Services and fees                                                             133,304           122,953         121,269
Labor cost                                                                    279,768           214,216         157,114
Depreciation of property, plant and equipment                                   9,926            10,319          10,218
Amortization of intangible assets                                              54,776            16,187          10,273
Commissions, freight and other selling expenses                               361,655           298,101         250,085
Provisions for contingencies                                                   13,881            14,855          12,142
Allowances for doubtful accounts                                                1,199             7,069           7,187
Taxes                                                                         122,789            93,782          59,256
Other                                                                          85,533            65,092          44,905
                                                                      --------------------------------------------------
                                                                            1,062,831           842,574         672,449
From Discontinued operations                                                   (8,025)          (10,259)        (11,223)
                                                                      --------------------------------------------------
                                                                            1,054,806           832,315         661,226
                                                                      --------------------------------------------------

4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

                                                                                   Year ended December 31,
(all amounts in thousands of U.S. dollars)                                 2006             2005             2004
                                                                      --------------------------------------------------
Wages, salaries and social security costs                                     778,573           622,523         509,572
Employees' severance indemnity                                                 11,588            10,617          12,907
Pension benefits - defined benefit plans                                        2,461             1,790           4,316
                                                                      --------------------------------------------------
                                                                              792,622           634,930         526,795
From Discontinued operations                                                   (4,898)           (5,356)         (3,673)
                                                                      --------------------------------------------------
                                                                              787,724           629,574         523,122
                                                                      --------------------------------------------------

At the year-end, the number of employees was 21,751 in 2006, 17,693 in 2005 and 16,447 in 2004.


5        Other operating items

                                                                                           Year ended December 31,
      (all amounts in thousands of U.S. dollars)                                         2006       2005       2004
                                                                                      ----------------------------------

  (i) Other operating income
      Reimbursement from insurance companies and other third parties                       1,611      1,966       3,165
      Net income from other sales                                                          4,512      5,767      16,063
      Net income from sale of investments                                                  6,933          -           -
      Net rents                                                                            2,490      2,501       1,362
      Fintecna arbitration award, net of legal expenses, related to BHP proceedings            -      1,752     123,000
      Power plants - reimbursement from supplier                                               -          -       9,001
      Other                                                                                    -        410           -
                                                                                      ----------------------------------
                                                                                          15,546     12,396     152,591
      From Discontinued operations                                                        (2,469)         -           -
                                                                                      ----------------------------------
                                                                                          13,077     12,396     152,591
                                                                                      ----------------------------------
(ii)  Other operating expenses
      Contributions to welfare projects and non-profits organizations                      4,463      2,532       2,290
      Provisions for legal claims and contingencies                                            -      8,694           -
      Loss on disposal of fixed assets and material supplies                               1,424      2,146           -
      Allowance for doubtful receivables                                                   (375)      1,443       2,104
      Power plants - impairment and associated charges                                         -          -      18,447
      Other                                                                                3,792          -       2,910
                                                                                      ----------------------------------
                                                                                           9,304     14,815      25,751
      From Discontinued operations                                                             -       (220)       (325)
                                                                                      ----------------------------------
                                                                                           9,304     14,595      25,426
                                                                                      ----------------------------------

6        Financial results

      (all amounts in thousands of U.S. dollars)                                          Year ended December 31,
                                                                                        2006        2005       2004
                                                                                    ------------------------------------
      Interest income                                                                     61,401     24,268      14,247
      Interest expense                                                                   (93,638)   (53,504)    (46,930)
                                                                                    ------------------------------------
      Interest net                                                                       (32,237)   (29,236)    (32,683)

      Net foreign exchange transaction gains/(losses)                                     29,129    (86,618)     33,127
      Other                                                                               (1,828)     6,116       5,358
                                                                                    ------------------------------------
      Other financial results                                                             27,301    (80,502)     38,485
                                                                                    ------------------------------------
      Net financial results                                                               (4,936)  (109,738)      5,802

      From Discontinued operations                                                           (16)     1,152         577
                                                                                    ------------------------------------
                                                                                          (4,952)  (108,586)       6,379
                                                                                    ------------------------------------

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations' results. 7 Equity in earnings of associated companies

                                                                                          Year ended December 31,
      (all amounts in thousands of U.S. dollars)                                        2006        2005       2004
                                                                                    ------------------------------------
      Equity in earnings of associated companies                                          95,260    117,003     123,015
      Change in fair value of convertible debt option in Amazonia                              -          -      83,126
      Other                                                                                 (593)       374           -
                                                                                    ------------------------------------
                                                                                          94,667    117,377     206,141
                                                                                    ------------------------------------

8        Income tax

                                                                                  Year ended December 31,
   (all amounts in thousands of U.S. dollars)                             2006             2005              2004
                                                                     ---------------------------------------------------
   Current tax                                                               897,427           637,623          277,219
   Deferred tax                                                              (17,386)          (61,837)         (44,731)
                                                                     ---------------------------------------------------
                                                                             880,041           575,786          232,488
   Effect of currency translation on tax base (a)                             (6,060)           (7,033)         (12,112)
                                                                     ---------------------------------------------------
                                                                             873,981           568,753          220,376
   From Discontinued operations                                               (4,004)           (1,385)          (3,150)
                                                                     ---------------------------------------------------
                                                                             869,977           567,368          217,226
                                                                     ---------------------------------------------------

The tax on Tenaris' income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

                                                                                  Year ended December 31,
   (all amounts in thousands of U.S. dollars)                            2006            2005               2004
                                                                     ---------------------------------------------------
   Income before income tax                                              2,882,201         1,954,703          1,018,178
                                                                     ---------------------------------------------------

   Tax calculated at the tax rate in each country                          901,580           591,167            265,837
   Non taxable income / Non deductible expenses                            (32,562)          (32,807)           (10,518)
   Changes in the tax rates in Mexico                                            -                 -            (25,886)
   Effect of currency translation on tax base (a)                           (6,060)           (7,033)           (12,112)
   Effect of taxable exchange differences                                   10,069            17,087             10,742
   Utilization of previously unrecognized tax losses                        (3,050)           (1,046)           (10,837)
                                                                     ---------------------------------------------------
   Tax charge                                                              869,977           567,368            217,226
                                                                     ---------------------------------------------------

(a) Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9        Earnings and dividends per share

         Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

                                                                                  Year ended December 31,
                                                                         2006            2005               2004
                                                                     ---------------------------------------------------
   Net income attributable to equity holders                             1,945,314         1,277,547            784,703
   Weighted average number of ordinary shares in issue                   1,180,537         1,180,537          1,180,507
   Basic and diluted earnings per share                                       1.65              1.08               0.66
   Basic and diluted earnings per ADS                                         3.30              2.16               1.33
   Dividends paid                                                         (204,233)         (349,439)          (135,053)
   Dividends per share                                                        0.17              0.30               0.11
   Dividends per ADS                                                          0.35              0.59               0.23

   Net income from discontinued operations                                  47,180               (3)              4,029
   Basic and diluted earnings per share                                       0.04              0.00               0.00
   Basic and diluted earnings per ADS                                         0.08              0.00               0.01

The shareholders' meeting held on June 7, 2006 approved the payment of a dividend in the amount of $0.30 per share or approximately $354.1 million, corresponding to operating results for 2005. This amount included the interim dividend paid in November, 2005, in the amount of $0.127 per share or approximately $149.9 million. Tenaris paid the balance of the annual dividend amounting to approximately $204.2 million corresponding to $0.173 per share during 2006. During 2005 Tenaris paid $199.5 million corresponding to $0.169 per share.

The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.


10       Property, plant and equipment, net

                                                                              Vehicles,
                                                      Land,       Plant and   furniture             Spare
                                                   building and   production  and        Work in    parts and
Year ended December 31, 2006                       improvements   equipment   fixtures   progress  equipment    Total
                                                  ------------------------------------------------------------------------

Cost
Values at the beginning of the year                      408,191    5,442,181    126,315    173,715     24,237  6,174,639
Translation differences                                    9,741      124,256      3,784     16,450      1,047    155,278
Additions                                                  6,527       14,030        931    387,516      5,400    414,404
Disposals / Consumptions                                 (11,842)     (34,608)    (5,434)       (21)   (12,559)   (64,464)
Transfers / Reclassifications                             12,633      171,274     19,505   (211,450)     7,731       (307)
Increase due to business combinations (see Note
28)                                                      126,003      277,066     26,581     27,557      3,730    460,937
Disposal due to sale of subsidiaries                      (8,306)      (2,233)    (3,509)      (924)    (1,174)   (16,146)
                                                  ------------------------------------------------------------------------
Values at the end of the year                            542,947    5,991,966    168,173    392,843     28,412  7,124,341
                                                  ------------------------------------------------------------------------

Depreciation
Accumulated at the beginning of the year                 136,231    3,700,676    100,823          -      6,871  3,944,601
Translation differences                                    1,865       56,212      2,197          -        330     60,604
Depreciation charge                                       11,094      174,279     11,332          -        785    197,490
Disposal due to sale of subsidiaries                      (1,478)      (1,562)    (2,057)         -       (651)    (5,748)
Disposals / Consumptions                                     (38)      (8,941)    (2,865)         -         (3)   (11,847)
Transfers / Reclassifications                               (733)      (2,723)      3,470         -        (14)         -
                                                  ------------------------------------------------------------------------
Accumulated at the end of the year                       146,941    3,917,941    112,900          -      7,318  4,185,100
                                                  ------------------------------------------------------------------------

At December 31, 2006                                     396,006    2,074,025     55,273    392,843     21,094  2,939,241
                                                  ------------------------------------------------------------------------

                                                                              Vehicles,
                                                      Land,       Plant and   furniture             Spare
                                                   building and   production  and        Work in    parts and
Year ended December 31, 2005                       improvements   equipment   fixtures   progress  equipment    Total
                                                  ------------------------------------------------------------------------
Cost
Values at the beginning of the year                       353,416   5,386,286    118,193     84,942      19,263   5,962,100
Translation differences                                     5,566    (104,101)      (244)        388       (844)    (99,235)
Additions                                                   2,722      10,159      2,494    238,314      10,706     264,395
Disposals / Consumptions                                   (2,043)     (9,344)    (3,322)         -     (5,119)     (19,828)
Transfers / Reclassifications                              24,593     118,426      6,843   (150,097)        231          (4)
Increase due to business combinations (see Note
28)                                                        23,937      40,755      2,351        168           -      67,211
                                                  --------------------------------------------------------------------------
Values at the end of the year                             408,191   5,442,181    126,315    173,715      24,237   6,174,639
                                                  --------------------------------------------------------------------------

Depreciation

Accumulated at the beginning of the year                  128,148   3,568,058     94,577          -       6,716   3,797,499
Translation differences                                     1,778     (37,199)      (158)         -        (376)    (35,955)
Depreciation charge                                        13,177     170,491      8,649          -         698     193,015
Disposals / Consumptions                                     (515)     (7,047)    (2,229)         -        (167)     (9,958)
Transfers / Reclassifications                              (6,357)      6,373        (16)         -           -           -
                                                  --------------------------------------------------------------------------
Accumulated at the end of the year                        136,231   3,700,676    100,823          -       6,871   3,944,601
                                                  --------------------------------------------------------------------------

At December 31, 2005                                      271,960   1,741,505     25,492    173,715      17,366   2,230,038
                                                  --------------------------------------------------------------------------

Property, plant and equipment include capitalized interest of $19,686. The net amount at December 31, 2006 is $2,854.

11       Intangible assets, net

Year ended December 31, 2006                            Information      Licenses,                Customer
                                                         system          patents and  Goodwill  relationships
                                                         projects        trademarks      (a)         (a)         Total
                                                      ---------------------------------------------------------------------

Cost
Values at the beginning of the year                            129,417        10,285    113,433               -    253,135
Translation differences                                          5,649         1,000          -               -      6,649
Additions                                                       26,137           931          -               -     27,068
Increase due to business combinations (see Note 28)             11,811        97,900  1,114,287       1,493,800  2,717,798
Transfers / Reclassifications                                      307             -          -               -        307
Disposals                                                       (1,165)          (18)         -               -     (1,183)
Disposal due to sale of subsidiaries                           (17,001)       (6,958)         -               -    (23,959)
                                                      ---------------------------------------------------------------------
Values at the end of the year                                  155,155       103,140  1,227,720       1,493,800  2,979,815
                                                      ---------------------------------------------------------------------

Amortization and impairment
Accumulated at the beginning of the year                        85,164         8,872          -               -     94,036
Translation differences                                          4,175         1,131          -               -      5,306
Amortization charge                                             20,746         9,291          -          27,477     57,514
Transfers / Reclassifications                                        -             -          -               -          -
Disposals                                                       (1,035)          (18)         -               -     (1,053)
Disposal due to sale of subsidiaries                           (13,971)       (6,515)         -               -    (20,486)
                                                      ---------------------------------------------------------------------
Accumulated at the end of the year                              95,079        12,761          -          27,477    135,317
                                                      ---------------------------------------------------------------------

At December 31,2006                                             60,076        90,379  1,227,720       1,466,323  2,844,498
                                                      ---------------------------------------------------------------------

Year ended December 31, 2005                            Information    Licenses and   Goodwill       Negative      Total
                                                      system projects     patents        (a)       goodwill (a)
                                                      ---------------------------------------------------------------------

Cost
Values at the beginning of the year                            114,584        11,028     112,664        (133,886)  104,390
Effect of adopting IFRS 3                                            -             -           -          133,886  133,886
Translation differences                                         (4,148)       (1,172)          -                -   (5,320)
Additions                                                       19,278           801           -                -   20,079
Increase due to business combinations (see Note 28)                  -             -         769                -      769
Transfers / Reclassifications                                        4             -           -                -        4
Disposals                                                         (301)         (372)          -                -     (673)
                                                      ---------------------------------------------------------------------
Values at the end of the year                                  129,417        10,285     113,433                -  253,135
                                                      ---------------------------------------------------------------------

Amortization and impairment

Accumulated at the beginning of the year                        68,989         9,301           -          (23,111)  55,179
Effect of adopting IFRS 3                                            -             -           -           23,111   23,111
Translation differences                                         (3,852)       (1,066)          -                -   (4,918)
Amortization charge                                             20,231           981           -                -   21,212
Transfers / Reclassifications                                        -             -           -                -        -
Disposals                                                         (204)         (344)          -                -     (548)
                                                      ---------------------------------------------------------------------
Accumulated at the end of the year                              85,164         8,872           -                -   94,036
                                                      ---------------------------------------------------------------------

At December 31,2005                                             44,253         1,413     113,433                -  159,099
                                                      ---------------------------------------------------------------------

 (a) Corresponds to the Tubes segment

11       Intangible assets, net (Cont'd.)

The geographical allocation of goodwill is presented below.

                                                             Year ended December 31,
                                                    ------------------------------------------
                                                            2006                 2005
                                                    ------------------------------------------
South America                                                      94,641              93,239
Europe                                                                769                 769
North America                                                   1,132,310              19,425
                                                    ------------------------------------------
                                                                1,227,720             113,433
                                                    ------------------------------------------

Impairment tests for goodwill

Goodwill is tested at the level of the CGUs. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, Tenaris, uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on Tenaris' weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 9% to 12%.

No impairment charge resulted from the impairment tests performed.

As explained in Note 28 Tenaris acquired Maverick on October 5, 2006. Goodwill of $1,113 million arised from this acquisition as the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by an independent valuation. On account of the recent date of the transaction, the company's fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded.

12       Investments in associated companies

                                                             Year ended December 31,
                                                            2006                 2005
                                                    ------------------------------------------
At the beginning of the year                                      257,234              99,451
Translation differences                                            (4,016)            (22,869)
Equity in earnings of associated companies                         95,260             117,003
Dividends and distributions received                                    -             (59,127)
Reorganization of Dalmine Energie, Lomond and
others                                                             10,014                   -
Capitalization of convertible loan in Amazonia                     40,505             120,058
Increase in equity reserves in Ternium                             23,961               2,718
                                                    ------------------------------------------
At the end of the year                                            422,958             257,234
                                                    ------------------------------------------

The principal associated companies are:


                                                              Percentage of ownership and
                                                             voting rights at December 31,      Value at December 31,
                                                           -------------------------------------------------------------
Company                        Country of incorporation          2006             2005           2006          2005
------------------------------------------------------------------------------------------------------------------------
Ternium S.A.                 Luxembourg                               11.46%          15.00%       408,044      253,796
Dalmine Energie S.p.A.       Italy                                    25.00%           0.00%         8,402            -
Others                       -                                             -               -         6,512        3,438
                                                                                             ---------------------------
                                                                                                   422,958      257,234
                                                                                             ---------------------------

12       Investments in associated companies (Cont'd.)

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

                                                   Ternium S.A.                        Dalmine Energie S.p.A. (a)
                                  --------------------------------------------------------------------------------------
                                             2006                   2005                 2006               2005
------------------------------------------------------------------------------------------------------------------------
Non-current assets                                 6,124,326           6,116,423                9,174                 -
Current assets                                     2,646,213           2,543,558              227,394                 -
                                  --------------------------------------------------------------------------------------
Total assets                                       8,770,539           8,659,981              236,568                 -
                                  --------------------------------------------------------------------------------------
Non-current liabilities                            1,875,894           3,690,629                5,017                 -
Current liabilities                                1,407,504           1,393,433              197,944                 -
                                  --------------------------------------------------------------------------------------
Total liabilities                                  3,283,398           5,084,062              202,961                 -
                                  --------------------------------------------------------------------------------------
Minority interest                                  1,729,583           1,733,465                    -                 -
Revenues                                           6,568,975           4,447,680               77,847                 -
Gross profit                                       2,267,591           1,976,836                4,271                 -
Profit/Loss                                          795,424             704,406                7,785                 -

(a) Corresponds to the result of the one month period ended December 31, 2006.

13       Other investments - non current

                                                                    Year ended December 31,
                                                                    2006               2005
                                                             --------------------------------------
Deposits with insurance companies                                         13,937            12,004
Investments in other companies                                            12,724            12,869
Others                                                                       173               774
                                                             --------------------------------------
                                                                          26,834            25,647
                                                             --------------------------------------

14       Receivables - non current


                                                                    Year ended December 31,
                                                                    2006               2005
                                                             --------------------------------------
Government entities                                                        5,798             5,918
Employee advances and loans                                                7,768             5,053
Tax credits                                                               11,640             6,121
Trade receivables                                                          1,144             1,108
Receivables from related parties                                           2,829             3,321
Convertible loans                                                              -            40,358
Receivables on off- take contract                                          8,377             9,677
Other                                                                     17,802             9,746
                                                             --------------------------------------
                                                                          55,358            81,302
Allowances for doubtful accounts (see Note 23 (i))                       (14,120)          (15,450)
                                                             --------------------------------------
                                                                          41,238            65,852
                                                             --------------------------------------


15       Inventories

                                                                    Year ended December 31,
                                                                    2006               2005
                                                             --------------------------------------
Finished goods                                                         1,060,322           479,756
Goods in process                                                         430,828           404,518
Raw materials                                                            421,322           183,900
Supplies                                                                 328,324           241,974
Goods in transit                                                         210,985           151,715
                                                             --------------------------------------
                                                                       2,451,781         1,461,863
Allowance for obsolescence (Note 24 (i))                                 (79,473)          (85,750)
                                                             --------------------------------------
                                                                       2,372,308         1,376,113
                                                             --------------------------------------

16       Receivables and prepayments

                                                                     Year ended December 31,
                                                                    2006               2005
                                                             -------------------------------------
Reimbursements and other receivable                                       59,346           25,044
Government entities                                                        1,951           19,044
Employee advances and loans                                                8,677            7,922
Advances to suppliers                                                    123,369           49,219
Other advances                                                             1,531            1,624
Government tax refunds on exports                                         33,387           16,410
Receivables from related parties                                          19,160           13,695
Miscellaneous                                                             32,995           23,411
                                                             -------------------------------------
                                                                         280,416          156,369
Allowance for other doubtful accounts (see Note 24 (i))                   (7,784)         (13,087)
                                                             -------------------------------------
                                                                         272,632          143,282
                                                             -------------------------------------

17       Current tax assets

                                                                     Year ended December 31,
                                                                    2006               2005
                                                             -------------------------------------
V.A.T. credits                                                           123,366           90,000
Prepaid taxes                                                             79,352           12,455
                                                             -------------------------------------
                                                                         202,718          102,455
                                                             -------------------------------------

18       Trade receivables

                                                                     Year ended December 31,
                                                                    2006               2005
                                                             -------------------------------------
Current accounts                                                       1,544,202        1,256,882
Notes receivables                                                         83,906           60,972
Receivables from related parties                                          19,919           31,279
                                                             -------------------------------------
                                                                       1,648,027        1,349,133
Allowance for doubtful accounts (see Note 24 (i))                        (22,786)         (24,962)
                                                             -------------------------------------
                                                                       1,625,241        1,324,171
                                                             -------------------------------------


19       Cash and cash equivalents, and Other investments

                                                                     Year ended December 31,
                                                                    2006               2005
                                                             -------------------------------------
Other investments
Financial assets                                                         183,604          119,907
                                                             -------------------------------------

Cash and cash equivalents
Cash and short - term liquid investments                               1,372,329          707,356
                                                             -------------------------------------

20       Borrowings

                                                                    Year ended December 31,
                                                                    2006               2005
                                                             -------------------------------------
Non-Current
Bank borrowings                                                        2,823,052          635,896
Other loans                                                               50,479           38,407
Finance lease liabilities                                                  4,565            5,425
Costs of issue of debt                                                   (21,050)          (1,616)
                                                             -------------------------------------
                                                                       2,857,046          678,112
Current
Bank Borrowings                                                          707,610          238,510
Other loans                                                               83,942           67,451
Bank Overdrafts                                                            7,300           24,717
Finance lease liabilities                                                  1,384            1,502
Costs of issue of debt                                                    (6,039)               -
                                                             -------------------------------------
                                                                         794,197          332,180
                                                             -------------------------------------
Total Borrowings                                                       3,651,243        1,010,292
                                                             -------------------------------------

The maturity of borrowings is as follows:

                                      1 year or     1 - 2        2 - 3       3 - 4      4 - 5      Over 5
                                        less         years        years      years      years      years        Total
                                    ------------------------------------------------------------------------------------
At December 31, 2006
Financial lease                             1,384        1,116         822        758       663        1,206      5,949
Other borrowings                          792,813      803,381     924,647    568,965   507,030       48,458  3,645,294
                                    ------------------------------------------------------------------------------------
Total borrowings                          794,197      804,497     925,469    569,723   507,693       49,664  3,651,243
                                    ------------------------------------------------------------------------------------

Significant borrowings include:
                                                                       In million of $
---------------------------------------------------------------------------------------------------------------------------
      Date          Borrower           Type       Original Principal amount   Outstanding principal amount     Maturity
---------------------------------------------------------------------------------------------------------------------------
March 2005       Tamsa           Syndicated loan            300.0                        300.0                 March 2010
April 2005       Siderca         Syndicated loan            125.0                         93.8                 April 2008
October 2006     Tenaris S.A.    Syndicated loan            500.0                        500.0               October 2011
October 2006     Tamsa           Syndicated loan            700.0                        700.0               October 2011
October 2006     Siderca         Syndicated loan            480.5                        480.5               October 2009
October 2006     Dalmine         Syndicated loan            150.0                        150.0               October 2011
October 2006     Algoma Tubes    Syndicated loan            100.0                        100.0               October 2011
October 2006     Maverick        Syndicated loan            750.0                        750.0               October 2011

20       Borrowings (Cont'd.)

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions in investments and capital expenditures, limitations in the sale of certain assets and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio calculated on each subsidiary's financial statements). In addition, Tenaris's loan agreement is secured with a pledge of a percentage of Maverick's shares, as explained in Note 28. Tenaris is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of consolidated net income for the previous fiscal year; once the outstanding amount of Tenaris' facility is less than $425 million, no restrictions will apply.

Tenaris' consolidated debt includes $127 million of Dalmine and $26 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2006, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2006 and 2005. These rates reflect the upward trend in the reference rates.

                                                            2006              2005
                                                      ----------------- ------------------
           Bank borrowings                                 6.12%              5.14%
           Other loans                                     5.50%              4.51%
           Finance lease liabilities                       3.71%              3.14%

     Breakdown of long-term borrowings by currency and rate is as follows:

     Non current bank borrowings

                                                                         Year ended December 31,
     Currency                                     Interest rates           2006             2005
     --------------------------------------------------------------------------------------------------
     USD                                        Variable                     3,140,894         546,921
     USD                                        Fixed                           10,289               -
     EURO                                       Variable                        40,462          93,621
     EURO                                       Fixed                            6,246          30,709
     JPY                                        Variable                             -          23,310
     JPY                                        Fixed                           11,854          17,084
     BRS                                        Variable                        25,938          23,306
                                                                    -----------------------------------
                                                                             3,235,683         734,951
     Less: Current portion of medium and long - term loans                    (412,631)        (99,055)
                                                                    -----------------------------------
     Total non current bank borrowings                                       2,823,052         635,896
                                                                    -----------------------------------

     Non current other loans

                                                                         Year ended December 31,
     Currency                                     Interest rates           2006             2005
     -------------------------------------------------------------------------------------------------
     COP                                        Variable                           622              -
     USD                                        Variable                        52,853         49,332
                                                                    ----------------------------------
                                                                                53,475         49,332
     Less: Current portion of medium and long - term loans                      (2,996)       (10,925)
                                                                    ----------------------------------
     Total non current other loans                                              50,479         38,407
                                                                    ----------------------------------


20       Borrowings (Cont'd.)

      Non current finance lease liabilities

                                                                         Year ended December 31,
     Currency                                     Interest rates          2006              2005
     --------------------------------------------------------------------------------------------------
     EURO                                       Fixed                              79               29
     COP                                        Variable                          185                -
     JPY                                        Fixed                           5,685            6,898
                                                                    -----------------------------------
                                                                                5,949            6,927
     Less: Current portion of medium and long - term loans                     (1,384)          (1,502)
                                                                    -----------------------------------
     Total non current finance leases                                           4,565            5,425
                                                                    -----------------------------------

     The carrying amounts of Tenaris' assets pledged as collateral of liabilities are as follows:

                                                                         Year ended December 31,
                                                                          2006             2005
                                                                    ----------------------------------
     Property, plant and equipment mortages                                  554,078          595,627
                                                                    ----------------------------------

     Breakdown of short-term borrowings by currency and rate is as follows:

     Current bank borrowings

                                                                        Year ended December 31,
     Currency                                     Interest rates         2006              2005
     -------------------------------------------------------------------------------------------------
     USD                                        Variable                     456,954           50,597
     USD                                        Fixed                        202,620           55,946
     EUR                                        Variable                      23,365           64,810
     EUR                                        Fixed                          1,146            1,882
     JPY                                        Variable                           -           10,741
     JPY                                        Fixed                         11,854            5,226
     BRS                                        Variable                       8,255            5,197
     ARS                                        Fixed                              -           44,111
     NGN                                        Fixed                          3,403                -
     VEB                                        Fixed                             13                -
                                                                   -----------------------------------
     Total current bank borrowings                                           707,610          238,510
                                                                   -----------------------------------

      Bank overdrafts

                                                                        Year ended December 31,
     Currency                                                            2006              2005
     -------------------------------------------------------------------------------------------------
     USD                                                                       1,855           16,406
     EUR                                                                       2,558            3,298
     ARS                                                                       1,839            3,193
     VEB                                                                           -            1,820
     CAD                                                                         864                -
     NOK                                                                         182                -
     RON                                                                           2                -
                                                                   -----------------------------------
     Total current bank overdrafts                                             7,300           24,717
                                                                   -----------------------------------



20       Borrowings (Cont'd.)

      Current other loans

                                                                        Year ended December 31,
     Currency                                      Interest rates        2006              2005
     -------------------------------------------------------------------------------------------------
     EUR                                          Variable                    73,183           51,333
     USD                                          Variable                    10,251           16,118
     USD                                          Fixed                          462                -
     COP                                          Variable                        46                -
                                                                   -----------------------------------
     Total Current other loans                                                83,942           67,451
                                                                   -----------------------------------

      Current finance lease liabilities

                                                                         Year ended December 31,
     Currency                                     Interest rates          2006              2005
     --------------------------------------------------------------------------------------------------
     EUR                                        Fixed                              21               29
     COP                                        Variable                          121                -
     JPY                                        Fixed                           1,242            1,473
                                                                   ------------------------------------
     Total current finance leases                                               1,384            1,502
                                                                   ------------------------------------


21       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

                                                                        Year ended December 31,
                                                                         2006              2005
                                                                   -----------------------------------
At the beginning of the year                                                 158,521          210,802
Translation differences                                                        2,570            8,605
Increase due to business combinations                                        560,450                -
Disposals                                                                      2,971                -
Income statement credit                                                      (17,386)         (61,837)
Effect of currency translation on tax base                                    (6,060)          (7,033)
Deferred employees' statutory profit sharing charge                             (762)           7,984
                                                                   -----------------------------------
At the end of the year                                                       700,304          158,521
                                                                   -----------------------------------

The evolution of deferred tax assets and liabilities during the year are as follows:

         Deferred tax liabilities


                                                                                          Intangible and
                                                      Fixed assets       Inventories         Other (a)           Total
                                               -------------------------------------------------------------------------
At the beginning of the year                                227,370          45,600              80,425         353,395
Translation differences                                       6,670            (308)                131           6,493
Increase due to business combinations                        75,455           2,286             581,097         658,838
Disposals                                                         -              (6)               (163)           (169)
Income statement charge / (credit)                            7,653           3,795             (38,060)        (26,612)
                                               -------------------------------------------------------------------------
At December 31,2006                                         317,148          51,367             623,430         991,945
                                               -------------------------------------------------------------------------


21       Deferred income tax (Cont'd.)

                                                   Fixed assets       Inventories        Other (a)           Total
                                               -------------------------------------------------------------------------
At the beginning of the year                                204,243          63,453              104,279        371,975
Translation differences                                      19,486           2,482                  489         22,457
Income statement charge / (credit)                            3,641         (20,335)             (24,343)       (41,037)
                                               -------------------------------------------------------------------------
At December 31,2005                                         227,370          45,600               80,425        353,395
                                               -------------------------------------------------------------------------

(a) Includes the effect of currency translation on tax base explained in Note 8

      Deferred tax assets

                                          Provisions and allowances  Inventories    Tax losses     Other        Total
                                          --------------------------------------------------------------------------------
At the beginning of the year                               (32,631)       (74,214)     (11,993)     (76,036)    (194,874)
Translation differences                                     (2,342)          (179)        (577)        (825)      (3,923)
Increase due to business combinations                       (7,005)        (3,137)      (1,112)     (87,134)     (98,388)
Disposal                                                       975              -            -        2,165        3,140
Income statement charge / (credit)                          (1,267)       (65,313)      10,048       58,936        2,404
                                          --------------------------------------------------------------------------------
At December 31, 2006                                       (42,270)      (142,843)      (3,634)    (102,894)    (291,641)
                                          --------------------------------------------------------------------------------

                                         Provisions and allowances   Inventories   Tax losses     Other         Total
                                         ---------------------------------------------------------------------------------
At the beginning of the year                               (62,629)      (41,292)     (15,707)     (41,545)     (161,173)
Translation differences                                    (13,239)         (232)         792       (1,173)      (13,852)
Income statement charge / (credit)                           43,237      (32,690)       2,922      (33,318)      (19,849)
                                         ---------------------------------------------------------------------------------
At December 31,2005                                        (32,631)      (74,214)     (11,993)     (76,036)     (194,874)
                                         ---------------------------------------------------------------------------------

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:


                                                                      Year ended December 31,
                                                                       2006             2005
                                                                  ---------------------------------
Deferred tax assets                                                     (291,641)        (194,874)
Deferred tax liabilities                                                 991,945          353,395
                                                                  ---------------------------------
                                                                         700,304          158,521
                                                                  ---------------------------------

 The amounts shown in the balance sheet include the following:

                                                                      Year ended December 31,
                                                                        2006            2005
                                                                  ---------------------------------
Deferred tax assets to be recovered after more than 12 months            (79,811)        (49,662)
Deferred tax liabilities to be recovered after more than 12
months                                                                    849,730         225,486

22       Other liabilities

(i)      Other liabilities - Non current

                                                             Year ended December 31,
                                                               2006           2005
                                                          ------------------------------
Employee liabilities
Employee's statutory profit sharing                               64,196         64,010
Employee severance indemnity                                      67,598         62,279
Pension benefits                                                  36,067         10,788
                                                          ------------------------------
                                                                 167,861        137,077
                                                          ------------------------------

Taxes payable                                                      8,842          9,364
Miscellaneous                                                     10,021          7,937
                                                          ------------------------------
                                                                  18,863         17,301
                                                          ------------------------------
                                                                 186,724        154,378
                                                          ------------------------------


 (a) Employees' severance indemnity

The amounts recognized in the balance sheet are as follows:

                                                             Year ended December 31,
                                                               2006           2005
                                                          ------------------------------
Total included in non - current Employee liabilities              67,598         62,279
                                                          ------------------------------


The amounts recognized in the income statement are as follows:

                                                                   Year ended December 31,
                                                              2006          2005          2004
                                                          ------------------------------------------
Current service cost                                              8,737         7,846         9,999
Interest cost                                                     2,851         2,771         2,908
                                                          ------------------------------------------
Total included in Labor costs                                    11,588        10,617        12,907
                                                          ------------------------------------------


The principal actuarial assumptions used were as follows:

                                                                   Year ended December 31,
                                                                 2006           2005        2004
                                                          ------------------------------------------
Discount rate                                                        4% - 5%          5%         4%
Rate of compensation increase                                        2% - 4%          4%         3%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:


                                                             Year ended December 31,
                                                               2006           2005
                                                          ------------------------------
Present value of unfunded obligations                             41,156         15,707
Unrecognized actuarial losses                                     (5,089)        (4,919)
                                                          ------------------------------
Liability in the balance sheet                                    36,067         10,788
                                                          ------------------------------

22       Other liabilities (Cont'd.)


The amounts recognized in the income statement are as follows:


                                                                   Year ended December 31,
                                                               2006           2005         2004
                                                          ------------------------------------------
Current service cost                                                1,400          544          571
Interest cost                                                       2,185          917          875
Net actuarial losses in the income recognized in the year          (1,124)         329        2,870
                                                          ------------------------------------------
Total included in Labor costs                                       2,461        1,790        4,316
                                                          ------------------------------------------

Movement in the liability recognized in the balance sheet:


                                                             Year ended December 31,
                                                               2006           2005
                                                          ------------------------------
At the beginning of the year                                      10,788         11,578
Transfers and new participants of the plan                           992              -
Total expense                                                      2,461          1,790
Translation differences                                             (654)          (272)
Contributions paid                                                (2,696)        (2,308)
Increase due to business combinations                             25,307              -
Disposal                                                            (131)             -
                                                          ------------------------------
At the end of the year                                            36,067         10,788
                                                          ------------------------------

The principal actuarial assumptions used were as follows:

                                                                   Year ended December 31,
                                                               2006            2005         2004
                                                          ------------------------------------------
Discount rate                                                     5% - 7%             7%         7%
Rate of compensation increase                                     2% - 5%             2%         2%

(ii)     Other liabilities - current

                                                             Year ended December 31,
                                                               2006           2005
                                                          ------------------------------
Payroll and social security payable                              148,146        102,052
Liabilities with related parties                                   2,237          2,688
Miscellaneous                                                     37,318         34,135
                                                          ------------------------------
                                                                 187,701        138,875
                                                          ------------------------------


23       Non-current allowances and provisions

(i)      Deducted from non current receivables

                                                                         Year ended December 31,
                                                                       2006                     2005
                                                             -------------------------------------------------
Values at the beginning of the year                                           (15,450)               (13,172)
Translation differences                                                           153                    185
Reversals / Additional allowances (*)                                             (15)                   (81)
Used (*)                                                                         1,192                (2,382)
                                                             -------------------------------------------------
At December 31                                                                (14,120)               (15,450)
                                                             -------------------------------------------------

(*) Includes effect of allowances on off-take credits, which are reflected in the Cost of sales.

(ii)     Liabilities

                                                                         Year ended December 31,
                                                                       2006                     2005
                                                             -------------------------------------------------
Values at the beginning of the year                                             43,964                 31,776
Translation differences                                                          2,999                    406
Increase due to business combinations                                           11,394                      -
Reversals / Additional provisions                                               12,146                 16,015
Reclassifications                                                               31,910                      -
Used                                                                           (10,386)                (4,233)
                                                             -------------------------------------------------
                                                                                92,027                 43,964
                                                             -------------------------------------------------


24       Current allowances and provisions

(i)      Deducted from assets

Year ended December 31, 2006                      Allowance for doubtful    Allowance for other       Allowance for
                                                     accounts - Trade       doubtful accounts -         inventory
                                                        receivables          Other receivables        obsolescence
                                                  ----------------------------------------------------------------------

Values at the beginning of the year                              (24,962)                (13,087)              (85,750)
Translation differences                                           (1,274)                   (575)               (4,151)
Increase due to business combinations                             (1,673)                   (188)                 (253)
Disposal due to deconsolidation                                    3,222                       -                     -
Reversals / Additional allowances                                 (1,449)                    640                 8,006
Used                                                               3,350                   5,426                 2,675
                                                  ----------------------------------------------------------------------
At December 31, 2006                                             (22,786)                 (7,784)              (79,473)
                                                  ----------------------------------------------------------------------

Year ended December 31, 2005
Values at the beginning of the year                              (24,164)                 (8,346)              (67,122)
Translation differences                                            1,309                    (174)                 2,941
Increase due to business combinations                               (843)                      -               (11,931)
Reversals / Additional allowances                                 (4,722)                 (3,709)              (20,303)
Used                                                               3,458                    (858)               10,665
                                                  ----------------------------------------------------------------------
At December 31, 2005                                             (24,962)                (13,087)              (85,750)
                                                  ----------------------------------------------------------------------



24       Current allowances and provisions (Cont'd.)

(ii)     Liabilities


Year ended December 31, 2006                              Sales risks        Other claims and             Total
                                                                               contingencies
                                                       -----------------------------------------------------------------

Values at the beginning of the year                                 3,489                  33,456                36,945
Translation differences                                               112                   2,690                 2,802
Increase due to business combinations                              16,700                     781                17,481
Reversals / Additional allowances                                     840                     808                 1,648
Reclassifications                                                       -                 (27,977)              (27,977)
Used                                                               (1,047)                 (3,207)               (4,254)
                                                       -----------------------------------------------------------------
At December 31, 2006                                               20,094                   6,551                26,645
                                                       -----------------------------------------------------------------

Year ended December 31, 2005
Values at the beginning of the year                                 5,509                  37,127                42,636
Translation differences                                              (518)                 (3,849)               (4,367)
Reversals / Additional allowances                                    (493)                  8,227                 7,734
Used                                                               (1,009)                 (8,049)               (9,058)
                                                      ------------------------------------------------------------------
At December 31, 2005                                                3,489                  33,456                36,945
                                                      ------------------------------------------------------------------

25       Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:


                                                     Year ended December 31,
                                                      2006             2005
                                                -----------------------------------
Contracts with positive fair values
Interest rate swap contracts                                 722             3,641
Forward foreign exchange contracts                         1,188               441
Contracts with negative fair values
Interest rate swap contracts                                (242)             (921)
Forward foreign exchange contracts                        (1,958)           (7,818)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

                                                                                                  Fair Value
                                                                                            Year ended December 31,
Notional amount                            Swap                              Term            2006            2005
------------------------------------------------------------------------------------------------------------------------
EUR                                  9,097 Pay fixed / Receive variable            2007             (8)           (410)
EUR                                  1,176 Pay fixed / Receive variable            2009            (34)            (82)
EUR                                  5,830 Pay fixed / Receive variable            2010           (190)           (429)
USD                                100,000 Pay fixed / Receive variable            2009              -           2,228
USD                                200,000 Interest rate collar                    2010              -           1,413
USD                              1,500,000 Interest rate collar                    2008            712               -
                                                                                        --------------------------------
                                                                                                   480           2,720
                                                                                        --------------------------------

25       Derivative financial instruments (Cont'd.)

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into zero cost interest rate collars. In these contracts, effective as from April 2007, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount of USD 1,500.0 million, to the extent that it is lower than the floor or greater than the cap established in such contracts.

Exchange rate derivatives

                                                                                                   Fair Value
                                                                                             Year ended December 31,
Currencies              Contract                                             Term             2006           2005
------------------------------------------------------------------------------------------------------------------------
USD / EUR               Euro Forward purchases                                2008/2007             870         (1,502)
JPY / USD               Japanese Yen Forward purchases                           2007            (1,229)        (3,579)
CAD / USD               Canadian Dollar Forward sales                            2007               318              -
BRL / USD               Brazilian Real Forward sales                             2007                 -              8
ARS / USD               Argentine Peso Forward purchases                         2007                 -          (2,186)
ARS / USD               Argentine Peso Forward sales                             2007              (359)              -
KWD / USD               Kuwaiti Dinar Forward sales                              2007              (370)           (118)
                                                                                          ------------------------------
                                                                                                   (770)         (7,377)
                                                                                          ------------------------------


26 Contingencies, commitments and restrictions on the distribution of profits

  Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris' consolidated financial position or results of operations.

  Conversion of tax loss carry-forwards

  On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C. ("Siderca", a subsidiary of the Company organized in Argentina) of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP70.2 million (approximately $23.0 million) at December 31, 2006 in taxes and penalties. Based on the views of Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

  Asbestos-related Litigation

  Dalmine S.p.A. ("Dalmine"), a subsidiary of the Company organized in Italy is currently subject to thirteen civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another eighteen asbestos related out-of-court claims and one civil party claim have been forwarded to Dalmine.

  As of December 31, 2006, the total claims pending against Dalmine were thirty two (of which, three are covered by insurance): during 2006 two new claims were filed four claims were dismissed and one claim was settled. Aggregate settlement costs to date for Tenaris are Euro3.8 million. Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.6 million ($ 16.6 million).

  Accruals for Dalmine's potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

26 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

   Maverick litigation

   On December 11, 2006, The Bank of New York ("BNY"), as trustee for the holders of the Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY ("Noteholders"), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris's acquisition of Maverick triggered the "Public Acquirer Change of Control" provision of the Indenture. The complaint asserts breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the Indenture to Noteholders who tendered their notes for such consideration, seeks a declaratory judgment that Tenaris' acquisition of Maverick was a Public Acquirer Change of Control under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these financial statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

  European Commission Fine

  On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court's decision, Dalmine is required to pay a fine of Euro10.1 million ($13.3 million). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine's former owner, who had instructed Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine will be paid out of the provision that Dalmine established in 1999 for such proceeding.

  BHP litigation and arbitration proceeding against Fintecna

   On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. ("BHP") settled a litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the terms of the settlement, Dalmine paid BHP a total of GBP 108.0 million ($207.2 million), inclusive of expenses. Techint Investments Netherlands B.V. ("Tenet") - the subsidiary party of the Company that was party to the Dalmine privatization contract - commenced arbitration proceedings against Fintecna S.p.A. ("Fintecna"), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna, pursuant to which, Fintecna paid Tenaris a total amount of Euro 93.8 million ($127.2 million) on March 15, 2005. Neither party has any further oustanding obligations in respect of the BHP litigation.

  Commitments

   Set forth is a description of Tenaris' main outstanding commitments:

o Tenaris has transportation capacity agreements with Transportadora de Gas del Norte S.A. (TGN), corresponding to capacity of 1,000,000 cubic meters per day until 2017, the outstanding value of this commitment is approximately $68.0 million. We also expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of the trunk pipelines in Argentina that are expected to be ready by 2008.

26 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

  Commitments (Cont'd.)

     o In July 2004, Tenaris' subsidiary Matesi Materiales Siderurgicos S.A. ("Matesi") entered into a twenty-year agreement with C.V.G.
          Electrificacion del Caroni, C.A. ("Edelca") for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at December 31, 2006 is approximately $65.9million.

     o In August 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi's HBI production. In addition, Sidor has the right to increase its proportion on Matesi's production by an extra
          19.9% until reaching 49.8% of Matesi's HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

     o Tenaris entered into a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator's manufacturer, assumed the cost of the repairs of the generator, estimated at $9.0 million. Tenaris recognized a receivable with the manufacturer for the cost of the repairs. Tenaris impaired the value of these assets under Property, Plant and Equipment for $11.7 million. The reparation of the generating facility was completed by September 2005.

     o Under a lease agreement entered into in 2000 between Gade Srl (Italy) and Dalmine relating to a building located in Sabbio Bergamasco and used by Dalmine's former subsidiary, Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building owned by Gade for a minimum amount of EUR 8.3 million ($10.0 million). As of the present, a date for the auction has not been announced.

  Restrictions on the distribution of profits

  As of December 31, 2006, shareholders' equity as defined under Luxembourg law and regulations consisted of:

  (all amounts in thousands of U.S. dollars)
Share capital                                                                1,180,537
Legal reserve                                                                  118,054
Share premium                                                                  609,733
Retained earnings including net income for the year ended December 31,
2006                                                                         1,527,096
                                                                        ---------------
Total shareholders equity in accordance with Luxembourg law                  3,435,420
                                                                        ---------------

  At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of December 31, 2006, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends can not be paid from this reserve.

  Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations, and providing the compliance of the covenant related to restricted payments stated in Note 28.

26 Contingencies, commitments and restrictions on the distribution of profits (Cont'd.)

  Restrictions on the distribution of profits (Cont'd.)

  At December 31, 2006, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totalled $1,527.1 million, as detailed below.

  (all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2005 under Luxembourg law                  1,171,738
Dividends received                                                             566,831
Other income and expenses for the year ended December 31, 2006                  (7,240)
Dividends paid                                                                (204,233)
                                                                        ---------------
Retained earnings at December 31, 2006 under Luxembourg law                  1,527,096
                                                                        ---------------

27       Ordinary shares and share premium

                                                         Number of ordinary shares
                                                          2006                2005
                                                ---------------------------------------

At January 1 and December 31                            1,180,536,830    1,180,536,830
                                                ---------------------------------------

The total of issued and outstanding ordinary shares as of December 31, 2006 is 1,180,536,830 with a par value of $1.00 per share with one vote each.

28       Business combinations and other acquisitions

 (a)  Acquisition of Maverick Tube Corporation ("Maverick")

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick's common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick's financial debt.

With operations in the United States, Canada and Colombia, Maverick is a producer of oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells and other applications, also producing welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches. In 2005, Maverick reported net revenues of approximately $1.8 billion, of which 82% were from its energy products division.

To finance the acquisition and the payment of related obligations, Tenaris and some of its subsidiaries entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. In connection with the financing of the Maverick acquisition 75% of the issued and outstanding shares of Maverick were pledged. Immediately upon each payment or prepayment under the Tenaris loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to $ 250 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Tenaris loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

Goodwill arising on the acquisition of Maverick, $1,113, million is the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by independent valuation. This goodwill reflects the opportunity for Tenaris to increase its presence in North America, primarily in the OCTG market.
Tenaris began consolidating Maverick's balance sheet and results of operations in the fourth quarter of 2006.

28       Business combinations and other acquisitions (Cont'd.)

 (b) Acquisition of a steel pipe business in Argentina

On January 31, 2006, Siat S.A., a subsidiary of Tenaris, completed its acquisition of the welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. ("Acindar") for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes.

(c) Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. ("Amazonia") and Exchange of Interests in Amazonia and Ylopa Servicos de Consultadoria Lda. ("Ylopa") for shares of Ternium S.A. ("Ternium")

On February 3, 2005, Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. In connection of this conversion, Tenaris recognized a gain of $83.1 million in 2004. As a result, Tenaris' ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. ("Sidor") increased from 8.7% to 12.6%.

On September 9, 2005, the Company exchanged its interests in Amazonia and Ylopa, for 209,460,856 shares in Ternium, a newly-formed subsidiary of San Faustin N.V. (a Netherlands Antilles corporation and the controlling shareholder of Tenaris) to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.

Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. ("Usiminas") exchanged its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, at December 31, 2005, Tenaris' ownership stake in Ternium was reduced to 15.0% of Ternium's outstanding common stock. As this was an equity transaction in Ternium, the effect of $2.7 million at Tenaris' percentage of ownership was recognized in Other reserves in equity.

Because the exchange of Tenaris' holdings in Amazonia and Ylopa for shares in Ternium was a transaction between companies under common control, Tenaris initially recorded its ownership interest in Ternium at the carrying value of the investments exchanged. At the transaction date, the carrying value of Amazonia and Ylopa was $229.7 million while Tenaris' proportional ownership in the equity of Ternium at September 30, 2005 amounted to $252.3 million. The difference of $22.6 million between the carrying value of Amazonia and Ylopa and Tenaris' proportional ownership in the equity of Ternium will remain in the future. As a result of this accounting treatment, Tenaris reported value of its investment in Ternium will not reflect its proportional ownership of Ternium's net equity position.

In addition, in August 2005, Tenaris extended to Ternium two subordinated convertible loans consisting of principal amount of $39.7 million. The principal amount of these loans at the date issued corresponded to the amount of certain distributions received from Amazonia during the second and third quarters of 2005 in connection with Ternium's participation in Amazonia's financial debt restructuring in 2003. At the date of Ternium's initial public offering ("IPO"), the loans totaled approximately $40.5 million, including accrued interest.

Until September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to $26.5 million. As from the quarter ended December 31, 2005, Tenaris recognized earnings from its investment in Ternium to the extent of its proportional ownership in Ternium.

28       Business combinations and other acquisitions (Cont'd.)

(c) Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. ("Amazonia") and Exchange of Interests in Amazonia and Ylopa Servicos de Consultadoria Lda. ("Ylopa") for shares of Ternium S.A. ("Ternium") (Cont'd.)

On February 6, 2006, Ternium completed its IPO, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium's IPO exercised an over allotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris' ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company's proportional ownership in Ternium's equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2006, the closing price of Ternium shares as quoted on the New York Stock Exchange was $29.54 per ADS, giving Tenaris' ownership stake a market value of approximately $679 million. At December 31, 2006, the carrying value of Tenaris's ownership stake in Ternium was approximately $408 million.

(d) Acquisition of S.C. Donasid S.A. ("Donasid")

On May 4, 2005, Tenaris completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service S.r.l. were also acquired as part of this transaction.

(e) Minority Interest

During the year ended December 31, 2006, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $11.2 million.

The assets and liabilities arising from the acquisitions are as a follows:

                                                              Maverick (*)         Others      Total 2006   Total 2005
                                                           -------------------------------------------------------------
Other assets and liabilities (net)                                    (698,163)         5,207     (692,956)     (41,755)
Property, plant and equipment                                          438,046         22,891      460,937       67,211
Customer relationships                                               1,493,800              -    1,493,800            -
Goodwill                                                             1,112,885          1,402    1,114,287          769
                                                           -------------------------------------------------------------
Net assets acquired                                                  2,346,568         29,500    2,376,068       26,225
Minority interest                                                            -         11,181       11,181         (527)
                                                           -------------------------------------------------------------
Sub-total                                                            2,346,568         40,681    2,387,249       25,698
Cash-acquired                                                           70,660              -       70,660            -
                                                           -------------------------------------------------------------
Purchase consideration                                               2,417,228         40,681    2,457,909       25,698
Liabilities paid as part of purchase agreement                         743,219              -      743,219       22,594
                                                           -------------------------------------------------------------
Total disbursement                                                   3,160,447         40,681    3,201,128       48,292
                                                           -------------------------------------------------------------
(*) Includes costs directly attributable to the acquisition.

Net cash consideration (total disbursement less cash acquired and common stock issued in acquisition of minority interest) amounted to $ 48,292 at December 31, 2005.

The businesses acquired in 2006 contributed revenues of $432.0 million and net income of $14.5 million to Tenaris (not including the financial cost related to the operation recorded in other subsidiaries different from Maverick). Businesses acquired in 2005 did not materially contribute to the Company's revenue and income.

28       Business combinations and other acquisitions (Cont'd.)

Pro forma data including acquisitions for all of 2006

Had the Maverick transaction been consummated on January 1, 2006, then unaudited pro forma 2006 twelve month Tenaris net sales and net income on continuing operations would have been approximately $9.3 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under USGAAP prior to acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition ($2.7 billion). Carrying amounts of assets, liabilities and contingent liabilities in Maverick's books, determined in accordance with IFRSs, immediately before the combination are not disclosed separately, as Maverick did not report IFRS information. o
Subsequent event: Hydril Company ("Hydril")

On February 12, 2007, Tenaris announced that it has entered into a definitive merger agreement to acquire Hydril for $97 per share of Hydril's common stock and $97 per share of Hydril's Class B common stock, payable in cash.

Tenaris will finance the acquisition through a combination of cash on hand and debt, for which bank commitments have been secured.

The agreement is subject to the receipt of clearance from U.S. antitrust authorities, majority approval of Hydril's shareholders and other customary conditions and is expected to close in the second quarter 2007.

Hydril is a North American manufacturer of premium connections and pressure control products for oil and gas drilling and production. For 2006, Hydril reported revenues of $503 million, operating income of $132.2 million and net income of $91.3 million under US GAAP. o o 29 Cash flow disclosures o

(i) Changes in working capital                                  Year ended December 31,
                                                      2006             2005              2004
                                                ----------------------------------------------------
      Inventories                                      (455,567)         (101,143)        (411,045)
      Receivables and prepayments                      (181,878)            1,513          (82,845)
      Trade receivables                                (226,678)         (387,240)        (271,225)
      Other liabilities                                   7,605             34,526         (37,443)
      Customer advances                                 236,446           (14,156)          72,678
      Trade payables                                    150,555            32,561          108,693
                                                ----------------------------------------------------
                                                       (469,517)         (433,939)        (621,187)
                                                ----------------------------------------------------
(ii)  Income tax accruals less payments

      Tax accrued                                       873,967           568,753          220,376
      Taxes paid                                       (817,131)         (419,266)        (175,717)
                                                ----------------------------------------------------
                                                         56,836           149,487           44,659
                                                ----------------------------------------------------
(iii)  Interest accruals less payments, net
       Interest accrued                                  32,237            29,236           32,683
       Interest received                                 11,150            17,227           11,986
       Interest paid                                    (21,478)          (44,544)         (27,696)
                                                -----------------------------------------------------
                                                         21,909            1,919            16,973
                                                -----------------------------------------------------

(iv)   Cash and cash equivalents
       Cash and bank deposits                         1,372,329           707,356           311,579
       Bank overdrafts                                   (7,300)          (24,717)           (4,256)
       Restricted bank deposits                             (21)           (2,048)          (13,500)
                                                -----------------------------------------------------
                                                      1,365,008           680,591           293,823
                                                -----------------------------------------------------

30 Discontinued operations

 Sale of a 75% interest in Dalmine Energie

On December 1, 2006, Tenaris completed for $58.9 million the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG ("E.ON") and an indirect subsidiary of E.ON AG. Following consummation of the sale, Tenaris maintains a 25% interest in Dalmine Energie. As a result of this transaction, Tenaris has de-consolidated Dalmine Energie and recognized a $40.0 million gain.

As per the sale agreement, Tenaris has an irrevocable option to sell to E.ON, at any time during the one year exercise period (in two years from the date of the sale agreement), its 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 13.0 million plus interests. Also, E.ON has an irrevocable option to purchase from Tenaris, at any time during the one year exercise period (in two years from the date of the sale agreement), Tenaris' 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 17.5 million plus interests and adjustments. The fair value of these options at December 31, 2006 is not material.

Analysis of the result of discontinued operations:

(all amounts in thousands of U.S.  dollars,  unless  otherwise
stated)                                                                         Year ended December 31,
                                                                  ----------------------------------------------
                                                                     2006 (a)         2005            2004
                                                                  ----------------------------------------------

Net sales                                                                503,051         526,406        417,870
Cost of sales                                                           (486,312)       (513,393)      (398,462)
                                                                  ----------------------------------------------
Gross profit                                                              16,739          13,013         19,408
Selling, general and administrative expenses                              (8,025)        (10,259)       (11,223)
Other operating income (expenses), net                                     2,469            (220)          (325)
                                                                  ----------------------------------------------
Operating income                                                          11,183           2,534          7,860
Financial income (expenses), net                                              16          (1,152)          (577)
                                                                  ----------------------------------------------
Income before equity in earnings of associated companies and              11,199           1,382          7,283
income tax
Equity in earnings of associated companies                                     -               -           (104)
Gain on disposal of subsidiary                                            39,985               -              -
                                                                  ----------------------------------------------
Income before income tax                                                  51,184           1,382          7,179
Income tax                                                               (4,004)          (1,385)        (3,150)
                                                                  ----------------------------------------------
Income for the year from discontinued operations                          47,180              (3)         4,029
                                                                  ----------------------------------------------

          (a) Includes the results for the eleven month period ended November 30, 2006. The result for the one month period ended December 31, 2006 is included in Equity in earnings of associated companies in the Consolidated Income statement.

     Cash of discontinued operations increased by $2.3 million and decrease by $1.0 million in 2006 and 2005 respectively mainly from operating activities.

31 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Tenaris' directors and executive officers as a group own 0.2% of the Company's outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

31       Related party transactions (Cont'd.)

            The following transactions were carried out with related parties: o At December 31, 2006

                                                                       Associated (1)        Other           Total
                                                                     ----------------------------------------------------
(i)         Transactions
            (a) Sales of goods and services
            Sales of goods                                                      120,890          56,524          177,414
            Sales of services                                                    18,852           3,664           22,516
                                                                     ----------------------------------------------------
                                                                                139,742          60,188          199,930
                                                                     ----------------------------------------------------

            (b) Purchases of goods and services
            Purchases of goods                                                  103,003          33,930          136,933
            Purchases of services                                                17,168          80,485           97,653
                                                                     ----------------------------------------------------
                                                                                120,171         114,415          234,586
                                                                     ----------------------------------------------------
            At December 31, 2005
                                                                       Associated (2)        Other           Total
                                                                     ----------------------------------------------------
    (i)     Transactions
            (a) Sales of goods and services
            Sales of goods                                                      104,054          75,948          180,002
            Sales of services                                                     7,499           7,830           15,329
                                                                     ----------------------------------------------------
                                                                                111,553          83,778          195,331
                                                                     ----------------------------------------------------

            (b) Purchases of goods and services
            Purchases of goods                                                   67,814          33,949          101,763
            Purchases of services                                                15,773          63,220           78,993
                                                                     ----------------------------------------------------
                                                                                 83,587          97,169          180,756
                                                                     ----------------------------------------------------
            At December 31, 2004
                                                                       Associated (3)        Other           Total
                                                                     ----------------------------------------------------
    (i)     Transactions
            (a) Sales of goods and services
            Sales of goods                                                       26,088          46,844           72,932
            Sales of services                                                    15,365           9,618           24,983
                                                                     ----------------------------------------------------
                                                                                 41,453          56,462           97,915
                                                                     ----------------------------------------------------

            (b) Purchases of goods and services
            Purchases of goods                                                   30,648          32,484           63,132
            Purchases of services                                                 7,526          51,305           58,831
                                                                     ----------------------------------------------------
                                                                                 38,174          83,789          121,963
                                                                     ----------------------------------------------------

            At December 31, 2006
                                                                       Associated (4)        Other           Total
                                                                     ----------------------------------------------------
(ii)        Year-end balances

            (a) Arising to sales / purchases of goods / services
            Receivables from related parties                                     25,400          14,429           39,829
            Payables to related parties                                         (37,920)        (13,388)         (51,308)
                                                                     ----------------------------------------------------
                                                                                (12,520)          1,041          (11,479)
                                                                     ----------------------------------------------------

            (b) Other balances
            Receivables                                                           2,079               -            2,079
                                                                     ----------------------------------------------------

            (c) Financial debt
            Borrowings (7)                                                      (60,101)              -          (60,101)
                                                                     ----------------------------------------------------




31       Related party transactions (Cont'd.)

            At December 31, 2005
                                                                       Associated (5)        Other           Total
                                                                     ----------------------------------------------------
(ii)        Year-end balances

            (a) Arising from sales / purchases of goods / services
            Receivables from related parties                                     30,988          15,228           46,216
            Payables to related parties                                         (21,034)         (8,413)         (29,447)
                                                                     ----------------------------------------------------
                                                                                  9,954           6,815           16,769
                                                                     ----------------------------------------------------

            (b) Other balances                                                   42,437               -           42,437
                                                                     ----------------------------------------------------

            (c) Financial debt
            Borrowings (7)                                                      (54,801)              -          (54,801)
                                                                     ----------------------------------------------------
            At December 31, 2004
                                                                       Associated (3)        Other           Total
                                                                     ----------------------------------------------------
(ii)        Year-end balances

            (a) arising from sales / purchases of goods / services
            Receivables from related parties                                     25,593          27,070           52,663
            Payables to related parties                                          (4,914)        (12,487)         (17,401)
                                                                     ----------------------------------------------------
                                                                                 20,679          14,583           35,262
                                                                     ----------------------------------------------------

            (b) Cash and cash equivalents
            Time deposits                                                             -               6                6

            (c) Other balances
            Trust Fund                                                                -         119,666          119,666
            Convertible debt instruments - Ylopa                                121,955               -          121,955
                                                                     ----------------------------------------------------
                                                                                121,955         119,666          241,621
                                                                     ----------------------------------------------------

(1) Includes Ternium S.A. and its subsidiaries ("Ternium"), Condusid C.A. ("Condusid"), Finma S.A.I.F ("Finma")(as from September 2006), Lomond Holdings B.V. group ("Lomond") (as from October 2006) and Dalmine Energie S.p.A. ("Dalmine Energie") (as from December 2006).

(2) Includes: Condusid, Ylopa, Amazonia and Sidor up to September 30, 2005. As from October 1, 2005 it includes Ternium and Condusid.

(3)  Includes: Condusid, Ylopa, Amazonia and Sidor.

(4)  Includes: Condusid, Ternium, Finma, Lomond and Dalmine Energie

(5)  Includes Ternium and Condusid.

(6) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. ("Matesi") of $58.4 million at December 31, 2006.

(7)  Includes convertible loan from Sidor C.A. to Matesi at December 31, 2005.

(8) Includes convertible loan from Sidor C.A. to Matesi of $51.5 million at December 31, 2004.

(i) Officers and directors' compensation

The aggregate compensation of the directors and executive officers earned during 2006 and 2005 amounts to $16.0 million and $14.3 million respectively. o

32       Principal subsidiaries

The following is a list of Tenaris subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2006, 2005 and 2004.

.............................................................................................................................
                 Company                      Country of               Main activity            Percentage of ownership at
                                             Organization                                              December 31,
.............................................................................................................................
.............................................................................................................................
                                                                                                  2006      2005     2004
.............................................................................................................................
.............................................................................................................................
Algoma Tubes Inc.                          Canada            Manufacturing of seamless steel      100%      100%     100%
                                                             pipes
.............................................................................................................................
.............................................................................................................................
Autoabastecedora de Gas Natural Bruno      Mexico            Trading of energy                    100%       -        -
Pagliai S.A. de C.V. (b)
.............................................................................................................................
.............................................................................................................................
Colmena Conduit Ltda (b) (l)               Colombia          Manufacturing of welded steel        100%       -        -
                                                             pipes
.............................................................................................................................
.............................................................................................................................
Confab Industrial S.A. and subsidiaries    Brazil            Manufacturing of welded steel         39%      39%      39%
(c)                                                          pipes and capital goods
.............................................................................................................................
.............................................................................................................................
Dalmine Energie S.p.A. (h) (j)             Italy             Trading of energy                      -       100%     100%
.............................................................................................................................
.............................................................................................................................
Dalmine Holding B.V. and subsidiaries      Netherlands       Holding company                       99%      99%      99%
.............................................................................................................................
.............................................................................................................................
Dalmine S.p.A.                             Italy             Manufacturing of seamless steel       99%      99%      99%
                                                             pipes
.............................................................................................................................
.............................................................................................................................
Energy Network S.R.L. (a)                  Romania           Trading of energy                     95%      100%      -
.............................................................................................................................
.............................................................................................................................
Exiros S.A.                                Uruguay           Procurement services for             100%      100%     100%
                                                             industrial companies
.............................................................................................................................
.............................................................................................................................
Information Systems and Technologies N.V.  Netherlands       Software development and              75%      75%      75%
                                                             maintenance
.............................................................................................................................
.............................................................................................................................
Information Systems and Technologies S.A.  Argentina         Software development and             100%      100%     100%
(d)                                                          maintenance
.............................................................................................................................
.............................................................................................................................
Inmobiliaria Tamsa S.A. de C.V.            Mexico            Leasing of real estate               100%      100%     100%
.............................................................................................................................
.............................................................................................................................
Insirger S.A. and subsidiaries (g)         Argentina         Electric power generation              -        -       100%
.............................................................................................................................
.............................................................................................................................
Intermetal Com SRL                         Romania           Marketing of Scrap and other raw     100%      100%     100%
                                                             materials
.............................................................................................................................
.............................................................................................................................
Inversiones Berna S.A. (a)                 Chile             Financial company                    100%      100%      -
.............................................................................................................................
.............................................................................................................................
Inversiones Lucerna S.A. (a)               Chile             Financial company                     82%      82%       -
.............................................................................................................................
.............................................................................................................................
Invertub S.A. and subsidiaries (g)         Argentina         Holding Company                        -        -       100%
.............................................................................................................................
.............................................................................................................................
Lomond Holdings B.V. and subsidiaries (k)  Netherlands       Procurement services for               -       100%     100%
                                                             industrial companies
.............................................................................................................................
.............................................................................................................................
Matesi, Materiales Siderurgicos S.A.  (a)  Venezuela         Production of hot briquetted iron     50%      50%      50%
                                                             (HBI)
.............................................................................................................................
.............................................................................................................................
Maverick Tube Corporation and              U.S.A.            Manufacturing of welded steel        100%       -        -
subsidiaries (b)                                             pipes
.............................................................................................................................
.............................................................................................................................
Maverick Tube, L.P. (b) (l)                U.S.A.            Manufacturing of welded steel        100%       -        -
                                                             pipes
.............................................................................................................................

32       Principal subsidiaries (Cont'd.)

..............................................................................................................................
                Company                      Country of                Main activity             Percentage of ownership at
                                            Organization                                                December 31,
..............................................................................................................................
..............................................................................................................................
                                                                                                   2006      2005     2004
..............................................................................................................................
..............................................................................................................................
Metalcentro S.A. (i)                     Argentina           Manufacturing of pipe-end              -        100%     100%
                                                             protectors and lateral impact
                                                             tubes
..............................................................................................................................
..............................................................................................................................
Metalmecanica S.A.                       Argentina           Manufacturing of steel products       100%      100%     100%
                               for oil extraction
..............................................................................................................................
..............................................................................................................................
NKK Tubes K.K.                           Japan               Manufacturing of seamless steel       51%        51%      51%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Operadora Electrica S.A. (e)             Argentina           Electric power generation             100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Quality Tubes (UK) Ltd. (h)              United Kingdom      Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Precision Tube Technology, L.P. (b) (l)  U.S.A.              Manufacturing of welded steel         100%        -        -
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Prudential Steel Ltd. (b) (l)            Canada              Manufacturing of welded steel         100%        -        -
                                                             pipes
..............................................................................................................................
..............................................................................................................................
S.C. Donasid (a)                         Romania             Manufacturing of steel products       99%        99%       -
..............................................................................................................................
..............................................................................................................................
S.C. Silcotub S.A.                       Romania             Manufacturing of seamless steel       97%        85%      85%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Seacat, L.P. (b) (l)                     U.S.A.              Manufacturing of welded steel         100%        -        -
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Scrapservice S.A.                        Argentina           Processing of scrap                   75%        75%      75%
..............................................................................................................................
..............................................................................................................................
Servicios Generales TenarisTamsa S.A.    Mexico              Handling and maintenance of steel     100%      100%     100%
de C.V. (f)                                                  pipes
..............................................................................................................................
..............................................................................................................................
Siat S.A.                                Argentina           Manufacturing of welded steel         82%        82%      82%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Siderca International A.p.S.             Denmark             Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Siderca S.A.I.C.                         Argentina           Manufacturing of seamless steel       100%      100%     100%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Siderestiba S.A. (m)                     Argentina           Logistics                              -         99%      99%
..............................................................................................................................
..............................................................................................................................
Sidtam Limited                           B.V.I.              Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Siprofer A.G. (a)                        Switzerland         Holding company                       100%      100%       -
..............................................................................................................................
..............................................................................................................................
SO.PAR.FI Dalmine Holding S.A.           Luxembourg          Holding company                       99%        99%      99%
..............................................................................................................................
..............................................................................................................................
Sociedad Industrial Puntana S.A.         Argentina           Manufacturing of steel products       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Socominter S.A.                          Venezuela           Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Socominter Ltda.                         Chile               Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Talta - Trading e Marketing Lda.         Madeira             Holding Company                       100%      100%     100%
..............................................................................................................................



32       Principal subsidiaries (Cont'd.)

..............................................................................................................................
                Company                      Country of                Main activity             Percentage of ownership at
                                            Organization                                                December 31,
..............................................................................................................................
..............................................................................................................................
                                                                                                   2006      2005     2004
..............................................................................................................................
..............................................................................................................................
Tamdel LLC and subsidiaries (f)          Mexico              Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tamser S.A. de C.V. (f)                  Mexico              Marketing of scrap                    100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tamsider LLC                             U.S.A.              Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tamsider S.A. de C.V. and subsidiaries   Mexico              Promotion and organization of          -         -       100%
(g)                                                          steel-related companies and
                                                             marketing of steel products
..............................................................................................................................
..............................................................................................................................
Tamtrade S.A.de C.V. (g)                 Mexico              Marketing of steel products            -         -       100%
..............................................................................................................................
..............................................................................................................................
Techint Investment Netherlands B.V.      Netherlands         Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Autopartes S.A. de C.V.          Mexico              Manufacturing of supplies for the     100%      100%     100%
                                                             automotive industry
..............................................................................................................................
..............................................................................................................................
Tenaris Confab Hastes de Bombeio  S.A.   Brazil              Manufacturing of steel products       70%       70%      70%
                               for oil extraction
..............................................................................................................................
..............................................................................................................................
Tenaris Connections A.G. and             Liechtenstein       Ownership and licensing of steel      100%      100%     100%
subsidiaries                                                 technology
..............................................................................................................................
..............................................................................................................................
Tenaris Financial Services S.A.          Uruguay             Financial Services                    100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Fittings S.A. de C.V.            Mexico              Manufacturing of welded fittings      100%      100%     100%
(previously Empresas Riga S.A. de C.V.)                      for seamless steel pipes
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services B.V.             Netherlands         Sales agent of steel products         100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (B.V.I.) Ltd.    B.V.I.              Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (Canada) Inc.    Canada              Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services de Bolivia       Bolivia             Marketing of steel products           100%      100%     100%
S.R.L.
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services  Ecuador S.A.    Ecuador             Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services  (Egypt) Ltd.    Egypt               Marketing of steel products           100%      100%      -
(a)
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services Far East Pte.    Singapore           Marketing of steel products           100%      100%     100%
Ltd.
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (Japan) K.K.     Japan               Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (Kazakhstan )    Kazakhstan          Marketing of steel products           100%      100%     100%
LLP
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services Korea            Korea               Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services LLC              U.S.A.              Sales agent of steel products         100%      100%     100%
..............................................................................................................................

32       Principal subsidiaries (Cont'd.)

..............................................................................................................................
                Company                      Country of                Main activity             Percentage of ownership at
                                            Organization                                                December 31,
..............................................................................................................................
..............................................................................................................................
                                                                                                   2006      2005     2004
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services Nigeria Ltd.     Nigeria             Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services Norway AS        Norway              Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (Panama) S.A.    Panama              Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services S.A.             Uruguay             Holding company and marketing of      100%      100%     100%
                                 steel products
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (UK) Ltd.        United Kingdom      Marketing of steel products           100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Global Services (U.S.A.)         U.S.A.              Marketing of steel products           100%      100%     100%
Corporation
..............................................................................................................................
..............................................................................................................................
Tenaris Investments Ltd.                 Ireland             Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tenaris Qingdao Steel Pipes Ltd. (a)     China               Manufacturing of steel pipes and      100%      100%      -
                                   connections
..............................................................................................................................
..............................................................................................................................
Tenaris Supply Chain Services S.A. (b)   Argentina           Data administration services          98%        -        -
..............................................................................................................................
..............................................................................................................................
Tenaris West Africa Ltd.                 United Kingdom      Finishing of steel pipes              100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Texas Pipe Threaders Co.                 U.S.A.              Finishing and marketing of steel      100%      100%     100%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Tubman Holdings (Gibraltar) LLP          Gibraltar           Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tubman International Ltd.                Gibraltar           Holding company                       100%      100%     100%
..............................................................................................................................
..............................................................................................................................
Tubos de Acero de Mexico S.A.            Mexico              Manufacturing of seamless steel       100%      100%     100%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Tubos de Acero de Venezuela S.A.         Venezuela           Manufacturing of seamless steel       70%       70%      70%
                                                             pipes
..............................................................................................................................
..............................................................................................................................
Tubos del Caribe Ltda. (b) (l)           Colombia            Manufacturing of welded steel         100%       -        -
                                                             pipes
..............................................................................................................................

(a)  Incorporated or acquired during 2005

(b)  Incorporated or acquired during 2006

(c) Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

(d)  Included in December 2004 as "Invertub S.A. and subsidiaries"

(e)  Included in December 2004 as "Insirger S.A. and subsidiaries"

(f)  Included in December 2004 as "Tamsider S.A. de C.V. and subsidiaries"

(g)  Merged during 2005

(h)  Included in December 2004 as "Dalmine Holding B.V. and subsidiaries"

(i)  Merged during 2006

(j)  Tenaris sold 75% of Dalmine Energie S.p.A. during 2006

(k) Tenaris sold 50% of Lomond Holdings B.V. during 2006 to a subsidiary of Ternium.

(l)  Subsidiary of Maverick Tube Corporation

(m)  Sold during 2006



                                Carlos Condorelli
                             Chief Financial Officer

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 2, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary